Scott Wilson Mining

GREAT PANTHER SILVER LIMITED

TECHNICAL REPORT ON THE
GUANAJUATO MINE,
GUANAJUATO STATE, MEXICO

NI 43-101 Report

Authors:
David W. Rennie, P.Eng.
R. Dennis Bergen, P.Eng.

January 31, 2011
SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the Guanajuato Mine Complex, Guanajuato, Mexico

Client Name & Address	Great Panther Silver Limited Suite 2100, 1177 West Hastings Street Vancouver, British Columbia V6E 2K3

Document Reference	Project # 1583	Status & Issue No.	Final Version

Issue Date	January 31, 2011

Lead Author	David W. Rennie	(Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Richard J. Lambert	(Signed)

Project Director Approval	(name)

Report Distribution	Name	No. of Copies

Client Scott Wilson RPA Filing	1 (project box)

Scott Wilson Roscoe Postle Associates Inc.
1130 West Pender Street, Suite 388
Vancouver, British Columbia V6E 4A4
Canada
Tel: +1 604 602 6767
Fax: +1 604 602 0235
mining@scottwilson.com

SCOTT WILSON RPA	www.scottwilson.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-10
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local and Property Geology	7-3
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources	17-1
Mineral Reserves	17-16
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 ADDITIONAL REQUIREMENTS	19-1
Mining Operations	19-3
Mineral Processing	19-26
Markets	19-31
Contracts	19-32
Environmental Considerations	19-33
Taxes	19-34
Capital and Operating Cost Estimates	19-34
Economic Analysis	19-38

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page i

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20 INTERPRETATION AND CONCLUSIONS	20-1
21 RECOMMENDATIONS	21-1
22 REFERENCES	22-1
23 DATE AND SIGNATURE PAGE	23-1
24 CERTIFICATE OF QUALIFIED PERSON	24-1
25 APPENDIX 1	25-1
Sample Statistics	25-1
26 APPENDIX 2	26-1
Example Block Model Cross Sections	26-1
27 APPENDIX 3	27-1
Example Block Model Level Plans	27-1

LIST OF TABLES

PAGE
Table 1-1 Pre -Tax Cash Flow Summary	1-5
Table 1-2 Pre Tax Senstivity Analysis	1-9
Table 1-3 Mineral Resources – October 31, 2010	1-12
Table 1-4 Guanajuato Mineral Reserve Estimate - October 31, 2010	1-13
Table 4-1 Guanajuato Property Claims	4-2
Table 6-1 Guanajuato Production Figures	6-2
Table 11-1 Diamond Drilling Summary	11-3
Table 17-1 Mineral Resources – October 31, 2010	17-2
Table 17-2 2009 Mineral Resources	17-3
Table 17-3 Changes to Mineral Resources	17-3
Table 17-4 Rock Codes	17-4
Table 17-5 Sample Statistics	17-5
Table 17-6 Top Cuts	17-9
Table 17-7 Block Model Geometries	17-12
Table 17-8 Comparison of Block and Sample Means	17-15
Table 17-9 Guanajuato Mineral Reserve Estimate - October 31, 2010	17-16
Table 17-10 Cut-Off Grade Determination	17-17
Table 17-11 Dilution Estmates	17-18
Table 17-12 Extraction Estimates	17-19
Table 17-13 Mine vs. Mill Reconciliation and Variance Analysis	17-20
Table 17-14 Block Model Reserve Estimate	17-21
Table 17-15 Production Deducted from Block Model Totals	17-22
Table 17-16 Proven and Probable Mineral Reserve Estimates at October 31, 2010	17-23

Table 19-1 Annual Mine Production	19-3
Table 19-2 Mine Production 2009 and 2010	19-3
Table 19-3 Cata Clavo Monthly Production	19-8
Table 19-4 Monthly Production Los Pozos	19-12

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page ii

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Table 19-5 Monthly Production Santa Margarita	19-13
Table 19-6 Rock Mass Classification Descriptions	19-18
Table 19-7 Ground Support Recommendations	19-18
Table 19-8 Life of Mine Plan	19-19
Table 19-9 Cata Mine Equipment List	19-24
Table 19-10 Rayas Mine Equipment List	19-25
Table 19-11 Other Areas Equipment List	19-25
Table 19-12 Mill Production Data	19-26
Table 19-13 Accident Statistics	19-34
TablE 19-14 Capital Expenditure Forecast	19-35
Table 19-15 GMC Operating Costs 2009 & 2010	19-36
Table 19-16 Operating Cost Estimate	19-37
Table 19-17 Contract Manpower	19-37
Table 19-18 Management Manpower	19-38
Table 19-19 Pre-Tax Cash Flow Summary	19-39
Table 19-20 Senstivity Analysis	19-43

LIST OF FIGURES

PAGE
Figure 1-1 Sensitivity Analysis	1-8
Figure 4-1 Location Map	4-4
Figure 4-2 Land Tenure	4-5
Figure 7-1 Regional Geology	7-2
Figure 7-2 Property Geology	7-4
Figure 7-3 Geological Cross Section	7-5
Figure 7-4 Long Section	7-6
Figure 11-1 Drillhole Location Plan	11-4
Figure 16-1 Cata Plant Process Flow Sheet	16-2
Figure 17-1 Example Cutting Curve	17-8
Figure 19-1 Schematic Long Section GMC	19-2
Figure 19-2 2009 and 2010 Monthly Mine Tonnage	19-4
Figure 19-3 2009 and 2010 Monthly Silver Grade	19-4
Figure 19-4 Vertical Section 88CA - Cata Clavo	19-6
Figure 19-5 Plan View – 1645 Level, Cata Clavo	19-7
Figure 19-6 Vertical Section Row 50 - Los Pozos	19-10
Figure 19-7 Plan View - 1805 Level, Los Pozos	19-11
Figure 19-8 Vertical Section Row 19 - Santa Margarita	19-14
Figure 19-9 Plan View – 1680 Level, Santa Margarita	19-15
Figure 19-10 Silver and Gold Recovery at Cata Mill	19-27
Figure 19-11 Guanajuato Mine Complex Area	19-29
Figure 19-12 Tailings Area	19-30
Figure 19-13 Sensitivity Analysis	19-42

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page iii

SCOTT WILSON RPA	www.scottwilson.com

LIST OF APPENDIX FIGURES & TABLES

PAGE
Figure 25-1 Cata Sample Statistics - Ag	25-2
Figure 25-2 Cata Sample Statistics – Au	25-3
Figure 25-3 Los Pozos Sample Statistics – Ag and Au	25-4
Figure 25-4 Santa Margarita Sample Statistics – Ag and Au	25-5
Figure 26-1 Cata Cross Section 94	26-2
Figure 26-2 Cata Cross Section 72	26-3
Figure 26-3 Cata Cross Section 50	26-4
Figure 26-4 Pozos Cross Section 38	26-5
Figure 26-5 Pozos Cross Section 56	26-6
Figure 26-6 Pozos Cross Section 74	26-7
Figure 26-7 Santa Margarita Cross Section 11	26-8
Figure 26-8 Santa Margarita Cross Section 31	26-9
Figure 26-9 Santa Margarita Cross Section 49	26-10
Figure 27-1 Cata Level 1645	27-2
Figure 27-2 Cata Level 1600	27-3
Figure 27-3 Los Pozos Level 1785	27-4
Figure 27-4 Los Pozos Level 1745	27-5
Figure 27-5 Santa Margarita Level 1680	27-6
Figure 27-6 Santa Margarita Level 1640	27-7

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page iv

SCOTT WILSON RPA	www.scottwilson.com

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Great Panther Silver Limited (GPR) to prepare estimates of Mineral Resources and Mineral Reserves and an independent Technical Report on the Guanajuato property (the Property), near Guanajuato, Mexico. The purpose of this Technical Report is to support GPR’s public disclosure related to the Guanajuato Mine Complex (GMC). This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the property on September 20 to 22, 2010.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a junior silver producing company with operating silver mines in Mexico. In addition to the GMC, GPR owns and operates the Topia silver mine located in the state of Durango, Mexico.

The GMC is an operating underground silver mine located within the city of Guanajuato, Mexico. The mine consists of a number of deposits along an approximately 4.2 kilometre long strike. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century. GPR purchased the property in 2005 and recommenced underground operations and milling the following year. GPR has carried out exploration and continues to explore the property. The GMC includes a 1,200 tpd capacity flotation mill which is currently operating three to four days per week at a rate of 800 tpd for an average rate of approximately 400 tonnes per calendar day (tpd).

Currently, the major assets and facilities associated with the GMC are:

  Measured and Indicated Mineral Resources estimated to contain 399,000 tonnes grading 2.12 g/t Au and 287 g/t Ag plus Inferred Mineral Resources estimated to contain 212,000 tonnes grading 4.93 g/t Au and 106 g/t Ag .

  The Measured and Indicated Mineral Resources include estimated Proven and Probable Mineral Reserves of 320,000 tonnes grading 2.19 g/t Au and 282 g/t Ag.

  An operating underground mine producing approximately 400 tpd from three separate zones using mechanized mining methods.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-1

SCOTT WILSON RPA	www.scottwilson.com

  A 1,200 tpd capacity flotation concentrator which is operating at an average rate of approximately 400 tpd due to limited ore supply.

  Extensive underground workings including shafts and adits for access as well as internal shafts and ramps.

The Mineral Resources and Mineral Reserves for the GMC are comprised of the Los Pozos, Cata Clavo, and Santa Margarita deposits. Mineral Resources have been previously reported for the GMC, but this report presents the first disclosure of Mineral Reserves for the complex.

All economic forecasts in this report as of Q4 2010 are without inflation and are in US dollars unless otherwise noted.

CONCLUSIONS

Scott Wilson RPA concludes that:

  The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

  The chip samples are lower in quality than the drill samples owing to the method used in obtaining them. Minor improvements to the sampling methodology and data handling protocols would improve the quality of this data significantly.

  The assaying is being conducted in a competent manner, using conventional methods that are commonly used in the industry. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) samples.

  The database is reasonably free of errors, and appropriate for use in estimation of Mineral Resources and Mineral Reserves. Appropriate safeguards are in place to ensure that the database is secure.

  Measured and Indicated Mineral Resources are estimated to contain 399,000 tonnes grading 2.12 g/t Au and 287 g/t Ag plus Inferred Mineral Resources estimated to contain 212,000 tonnes grading 4.93 g/t Au and 106 g/t Ag. The Measured and Indicated Mineral Resources are inclusive of the Mineral Reserves.

  Total Measured and Indicated Mineral Resources increased modestly over the previous year. Inferred Mineral Resources increased substantially. The reasons for the changes to the Mineral Resources were the discovery of new resources through diamond drilling and development and addition of three new zones to the inventory. These increases were partially offset by depletion of Mineral Resources through mining.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-2

SCOTT WILSON RPA	www.scottwilson.com

  There is potential for further additions to the Mineral Resources through exploration.

  Based upon the assumed extraction and dilution of the Measured and Indicated Mineral Resources, the Proven and Probable Mineral Reserves, as of October 31, 2010, at the GMC located within three main deposits, Cata Clavo, Los Pozos and Santa Margarita, are estimated to contain 320,000 tonnes grading 2.19 g/t Au and 282 g/t Ag . These Mineral Reserves are the first reserves reported for the GMC.

  Mining operations are underway on the Cata Clavo, Santa Margarita, and Los Pozos deposits using mechanized equipment in the stopes and rail haulage to move ore to the Cata shaft for hoisting to surface. The equipment and mining methods are considered to be appropriate for the deposits.

  The Cata plant is a flotation plant which has a nominal capacity of 1,200 tpd. The plant operates three to four days per week, with an average rate of approximately 400 tpd. Metallurgical recovery has been 88% for silver and 88% for gold. Flotation concentrates are shipped to ports or to smelters in Mexico.

  Process improvements are being implemented including the addition and replacement of flotation cells and an overhaul of the concentrate thickener.

  The Life of Mine (LOM) plan for the operation extends for approximately two years at the current production rate. The LOM plan includes capital expenditures of $12.2 million and operating costs of $85.07 per tonne.

  The capital expenditures include provisions for exploration and expansion of the mine based upon the exploration success. The exploration success has not been incorporated into the LOM plan.

  The base case estimated pre-tax project cash flow is $25.5 million and the pre tax 5% Net Present Value (NPV) is $24 million.

  The project cash flow is most sensitive to silver price, followed by gold price and operating costs, and the project cash flow is least sensitive to changes in capital expenditures.

RECOMMENDATIONS

Scott Wilson RPA recommends that:

  GPR continue mining operations at the GMC.

  Cut-off grades be reviewed regularly to account for current metal prices, costs, and the capacity to mine, haul, and process additional incremental tonnage.

  Underground chip sampling and data-handling protocols be improved to eliminate non-representative samples from the database.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-3

SCOTT WILSON RPA	www.scottwilson.com

  GPR continue to carry out the reconciliation of stope production from mineral reserves to mill production.

  The mine staff undertakes mine planning to maximize the extraction of the wider, higher grade areas of the Cata Clavo deposit.

  GPR continue exploration activities in current and other prospective areas to extend the mine life.

ECONOMIC ANALYSIS

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 1-1. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

  400 tonnes per day mining from underground (160,000 tonnes per year).

  Mill recovery of 88% silver and 88% gold to concentrates.

  Gold and silver 95% payable in concentrate.

  Exchange rate MP 12.75:US$1.00.

  Metal price: $18.46 per ounce silver and $1,200 per ounce gold.

  Net Smelter Return (NSR) includes doré refining, transport, and insurance costs.

  Revenue is recognized at the time of production.

COSTS

  Mine life: 2 years.

  Life of Mine production plan as summarized in Table 19-8.

  Mine life capital totals $11.2 million.

  Average operating cost over the mine life is $85.07 per tonne milled.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-4

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TABLE 1-1 GUANAJUATO LOM PLAN CASHFLOW
Great Panther Silver Limited - Guanajuato Property

			Q4 '10	Q1 '11	Q2 '11	Q3 '11	Q4 11'	Q1 '12	Q2 '12	Q3 '12	Total
Production	Ore from Own Mines	tonnes	40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
	Purchased ore	tonnes	0	0	0	0	0	0	0	0	-
	Custom Ore	tonnes	0	0	0	0	0	0	0	0	-
	Total tonnes milled		40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
Production	GP Tonnes Milled		40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
	Silver grade	g/t	267	287	293	298	296	291	257	266	282
	Gold Grade	g/t	2.25	2.09	2.02	1.90	1.91	2.28	2.64	2.46	2.19
	Silver Equivalent Grade	g/t	416	419	420	418	416	444	433	430	424

	Contained Metal
	Ore tonnes	tonnes	40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
	Silver	oz	342,920	368,954	376,501	393,092	399,388	383,952	337,168	305,025	2,907,000
	Gold	oz	2,889	2,682	2,596	2,505	2,576	3,010	3,467	2,815	22,540

	Recovery to Iron Con
	Silver	%	88%	88%	88%	88%	88%	88%	88%	88%	88%
	Gold	%	88%	88%	88%	88%	88%	88%	88%	88%	88%
											-
	Iron Con Grades										-
	Silver	oz/t	434	434	434	434	434	434	434	434	434
	Gold	oz/t	3.66	3.15	2.99	2.77	2.80	3.40	4.46	4.01	3.37

	Iron Con
	Tonnage	t	695.3	748.0	763.3	797.0	809.7	778.4	683.6	618.4	5,894
	Ag metal	oz	301,770	324,679	331,321	345,921	351,462	337,878	296,707	268,422	2,558,160
	Au metal	oz	2,542	2,360	2,285	2,205	2,266	2,649	3,051	2,477	19,835
	Ag Equivalent	oz	471,234	473,732	475,609	485,164	494,607	514,488	500,115	433,574	3,848,522
Revenue	Metal Prices
	Silver	US$/oz	18.00	19.00	19.00	19.00	19.00	18.00	18.00	18.00	18.46
	Gold	US$/oz	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
	Peso Exchange rate	MP:USD	12.75	12.75	12.75	12.75	12.75	12.75	12.75	12.75	12.75

	Iron Con										-
	Payable Silver	%	95%	95%	95%	95%	95%	95%	95%	95%	95%
	Payable Ag metal	oz	286,681	308,445	314,755	328,625	333,889	320,984	281,872	255,001	2,430,252
	Payable Gold	%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95%
	Payable Au metal	oz	2,415	2,242	2,170	2,094	2,153	2,517	2,899	2,353	18,843

	Gross Value Payable
	Silver	US$'000s	5,160	5,860	5,980	6,244	6,344	5,778	5,074	4,590	45,030
	Gold	US$'000s	2,898	2,690	2,604	2,513	2,584	3,020	3,478	2,824	22,612
	Total	US$'000s	8,058	8,551	8,585	8,757	8,928	8,798	8,552	7,414	67,642

	Transport Charges
	Iron con moisture	%	13%	13%	13%	13%	13%	13%	13%	13%	13%
80	Transport Charges	US$'000s	62.9	67.6	69.0	72.0	73.2	70.4	61.8	55.9	533

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-5

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TABLE 1-1 GUANAJUATO LOM PLAN CASHFLOW (CONT'D)
Great Panther Silver Limited - Guanajuato Property

			Q4 '10	Q1 '11	Q2 '11	Q3 '11	Q4 11'	Q1 '12	Q2 '12	Q3 '12	Total

	Treatment Charges
	Treatment Charges	US$'000s	139	150	153	159	162	156	137	124	1,179
	silver refining	US$'000s	100	108	110	115	117	112	99	89	851
	gold refining	US$'000s	14	13	13	13	13	15	17	14	113
	As & Sb Penalty	US$'000s	0	0	0	0	0	0	0	0	1
	Total	US$'000s	254	271	276	287	292	283	253	227	2,144

	Transport/Treatment/Refining	US$'000s	316.9	338.8	345.1	359.2	365.1	353.7	314.7	283.1	2,677
	Net Smelter Return	US$'000s	7,741	8,212	8,240	8,398	8,563	8,444	8,237	7,131	64,966

	NSR	US$/ton ore	193.53	205.30	205.99	204.83	203.87	205.95	201.89	200.31	202.76
	Revenue by Metal
	Silver	%	64%	69%	70%	71%	71%	66%	59%	62%	67%
	Gold	%	36%	31%	30%	29%	29%	34%	41%	38%	33%
Operating Costs
	Mining	US$'000s	1,864	1,864	1,864	1,911	1,957	1,911	1,901	1,659	14,931
	Milling	US$'000s	671	671	671	688	705	688	685	597	5,376
	G&A	US$'000s	868	868	868	889	911	889	885	772	6,949
	Total	US$'000s	3,403	3,403	3,403	3,488	3,573	3,488	3,471	3,028	27,256
	Operating Cost per Tonne	US$/t	85.07	85.07	85.07	85.07	85.07	85.07	85.07	85.07	85.07
		MP/t	1,085	1,085	1,085	1,085	1,085	1,085	1,085	1,085	1,085

	operating profit	US$'000s	4,338	4,809	4,837	4,910	4,990	4,956	4,766	4,103	37,709
Captial Costs
	Mine Development	US$'000s	615	993	789	834	855	300	300		4,686
	Mine equipment	US$'000s	417	704	444	494	598	50			2,707
	Plant equipment	US$'000s	137	43	155	-	90				425
	Mine Reclamation	US$'000s								1,000	1,000
	Drilling	US$'000s	260	325	455	130	-				1,170
0.25	Contingency	US$'000s	357	516	461	365	386	88	75		2,247
	Total Capital	US$'000s	1,786	2,581	2,304	1,823	1,929	438	375	1,000	12,235

Pre Tax Cash Flow
	Pre tax cash flow	US$'000s	2,552	2,228	2,533	3,088	3,061	4,519	4,391	3,103	25,474

	Total Pre Tax Cash Flow	US$'000s	2,552	2,228	2,533	3,088	3,061	4,519	4,391	3,103	25,474
	Cumulative Pre Tax	US$'000s	2,552	4,780	7,313	10,401	13,462	17,980	22,372	25,474

Pre Tax Net Present Value
	NPV Pre Tax	US$'000s	0%	25,474
		US$'000s	5%	23,978
		US$'000s	10%	22,602

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-6

SCOTT WILSON RPA	www.scottwilson.com

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $25.5 million over the mine life.

The Total Cash Cost is $3.01 per payable silver ounce net of gold revenue. The mine life capital unit cost is $4.62 per payable silver ounce, for a Total Production Cost of $7.63 per payable silver ounce. Total production over the project life is 19,835 ounces of gold and 2.56 million ounces of silver (3.85 million ounces of AgEq).

The pre tax NPV at a 5% discount rate is $25 million. The Internal Rate of Return (IRR) is undefined as the project is cash flow positive from the first period considered.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

  Metal price

  Head grade

  Operating costs (Total Cash Cost)

  Capital costs

The sensitivity of the pre-tax 5% NPV base case has been calculated for -20% to +20% variations. The sensitivities are shown in Figure 1-1 and Table 1-2.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-7

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 1-1 SENSITIVITY ANALYSIS

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-8

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TABLE 1-2 PRE-TAX SENSITIVITY ANALYSIS
Great Panther Silver Limited - Guanajuato Mine

	Sensitivity to Silver Price
		NPV@0%	NPV@5%
	$/oz	$ M	$ M
0.8	14.40	16.5	15.4
0.9	16.20	21.0	19.7
1.0	18.00	25.5	24.0
1.1	19.80	30.0	28.2
1.2	21.60	34.5	32.5

	Sensitivity to Gold Price
		NPV@0%	NPV@5%
	$/oz	$ M	$ M
0.8	960	21.0	19.7
0.9	1,080	23.2	21.8
1.0	1,200	25.5	24.0
1.1	1,320	27.7	26.1
1.2	1,440	30.0	28.3

	Sensitivity to Operating Cost
		NPV@0%	NPV@5%
	$/t	$ M	$ M
0.8	68.06	30.9	29.1
0.9	76.56	28.2	26.6
1.0	85.07	25.5	24.0
1.1	93.58	22.7	21.4
1.2	102.08	20.0	18.8

	Sensitivity to Capital Cost
		NPV@0%	NPV@5%
	$ M	$ M	$ M
0.8	9.79	27.9	26.3
0.9	11.01	26.7	25.1
1.0	12.24	25.5	24.0
1.1	13.46	24.3	22.8
1.2	14.68	23.0	21.6

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-9

SCOTT WILSON RPA	www.scottwilson.com

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Property is situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 430 km northwest of Mexico City. The Property encompasses 28 non-contiguous claims that cover approximately 1,107.28 ha in area. The principal claim group on the Property is located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). GPR holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR).

SITE INFRASTRUCTURE

The surface and underground infrastructure at the GMC includes the following:

  Extensive underground workings from surface to approximately 500 m below surface

  Multiple shafts and adits from surface as well as internal shafts and ramps

  Two main shafts, the Rayas for men and materials and the Cata shaft for rock hoisting

  Conventional and mechanized underground mining equipment

  Mine, geology, processing, and administrative offices in several locations

  A nominal 1,200 tpd flotation concentrator with surface bins and crushing facilities

  A tailings impoundment facility

  Connection to the national grid for the supply of electric power

GEOLOGY

Guanajuato resides near the south end of the Sierra Madre Occidental (SMO) geological province, near the contact with the Mexican Volcanic Belt (MVB). The SMO is a belt of Tertiary age volcanic rocks that traverses the northern and western portions of the country from the US border to central Mexico. Rocks within the belt comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs in the order of one kilometre thickness. Later Basin and Range extensional tectonism related to the opening of the Gulf of California has resulted in block faulting, uplift, and erosion. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-10

SCOTT WILSON RPA	www.scottwilson.com

The mineral deposits at Guanajuato are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite.

MINERAL RESOURCES

The resources were estimated using block models constrained by 3D wireframes of the mineralized zones. The database comprised diamond drill and underground chip samples collected by GPR personnel. Grades for Au and Ag were interpolated into the blocks using Inverse Distance Cubed (ID3) weighting.

The Mineral Resources reside within three areas of the mine: Cata Clavo, Los Pozos, and Santa Margarita. Cata Clavo comprises four individual sub-parallel zones termed Cata Madre, Alto 1, Alto 1a, and Alto 2. Similarly, at Santa Margarita, there are several parallel zones called Breccia (BX), Footwall Stockwork (FWSTK), Footwall A (FWA), Footwall B (FWB), and Hanging Wall Stockwork (HWSTK).

Mineral Resources are summarized in Table 1-3.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-11

SCOTT WILSON RPA	www.scottwilson.com

TABLE 1-3 MINERAL RESOURCES – OCTOBER 31, 2010
Great Panther Silver Limited - Guanajuato Mine Complex

	Tonnage	Au	Contained	Ag	Contained	Contained
Zone		Grade	Au	Grade	Ag	AgEq
	(kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)
Measured
Cata Clavo	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	86.7	1.27	3,540	303	844,000	1,075,000
Santa Margarita	9.20	4.43	1,310	22.0	6,520	91,700
Total Measured	188	1.64	9,910	306	1,850,000	2,490,000

Indicated
Cata Clavo	70.0	1.86	4,150	474	1,060,000	1,330,000
Los Pozos	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	49.8	6.42	10,300	18.9	30,300	699,000
Total Indicated	211	2.55	17,300	270	1,830,000	2,960,000

Measured and Indicated
Cata Clavo	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	59.0	6.11	11,600	19.4	36,800	791,000
Total Measured
and Indicated	399	2.12	27,200	287	3,680,000	5,460,000

Inferred
Cata Clavo	n/a	n/a	n/a	n/a	n/a	n/a
Los Pozos	6.70	0.53	113	149	32,200	39,600
Santa Margarita	206	4.52	29,900	105	694,000	2,640,000
Total Inferred	212	4.39	30,000	106	726,000	2,680,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 136 g/t AgEq.
3.	Mineral Resources are estimated using an average gold price of US$1,150 per ounce and an average silver price of US$17.67 per ounce.
4.	A nominal minimum mining width of 1.0 m was used.
5.	Bulk density is 2.65 t/m3.
6.	Totals may not agree due to rounding.
7.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1. Equivalence for reporting in Table 1-4 is 65:1.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-12

SCOTT WILSON RPA	www.scottwilson.com

MINERAL RESERVES

Mineral Reserves for the Cata Clavo, Los Pozos, and Santa Margarita deposits were estimated from the mineral resource block models using a cut-off grade of 185 g/t AgEq. Plans and sections were reviewed to estimate the extraction, dilution, and dilution grade, and blocks above the cut-off grade were factored for dilution and extraction. No Inferred Mineral Resources were included in the Mineral Reserve estimate. The Mineral Reserve estimate is summarized in Table 1-4.

TABLE 1-4 GUANAJUATO MINERAL RESERVE ESTIMATE - OCTOBER 31, 2010
Great Panther Silver Limited - Guanajuato Mine

		Au	Contained	Ag	Contained	Contained
	Tonnage	Grade	Au	Grade	Ag	AgEq
Zone	(kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000

Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000

Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut- off grade of 185 g/t AgEq.
3.	Mineral Reserves are estimated using an average gold price of US$1,150 per ounce and an average silver price of US$17.67 per ounce.
4.	Minimum mining width is 1.5 m.
5.	Bulk density is 2.65 t/m3.
6.	Totals may not agree due to rounding.

MINING OPERATIONS

The GMC is accessed by a number of adits and shafts. Mining operations are underway at the Cata Clavo, Los Pozos, and Santa Margarita deposits plus other areas for which no mineral resource and reserve have been estimated, including Promontorio, Guanajuatito, and the recovery of pillars from old workings. The bulk of the mining utilizes mechanized cut and fill mining using jumbos and/or jacklegs for drilling, load-haul-dump units (LHDs) and trucks for mucking and hauling, and waste rock for backfill. Cut and fill stopes are accessed by ramps. Ore is hauled by rail cars to the Cata shaft where it is hoisted to surface near the concentrator.

Access to the Cata Clavo zone has been provided by ramp down to the 490 level where development and cut and fill stoping are being carried out on the Veta Madre and Alto 1 veins. For the last two years, ore from the Cata Clavo has consistently provided approximately half of the mine production. The Cata Clavo deposit is a relatively steep dipping structure that has been identified for mining from the 1580 elevation (520 level) to the 1640 elevation (460 level) for the Veta Madre and to the 1665 elevation (435 level) for the Alto zones. Mining of the Veta Madre zone has been extensively completed above the 460 level. The mining area is up to 100 m in length and the zone is up to 15 m wide.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-13

SCOTT WILSON RPA	www.scottwilson.com

Access to the Los Pozos zone is provided by a footwall ramp driven from the 275 level to the 345 level. A second ramp is being driven from the 390 level to provide access to ore between the 390 and 345 levels. Ore production from Los Pozos commenced in September 2009 and cut and fill stoping has been established on the 345, 310, and 298 levels with a new stoping face being developed on the 378 level. The Los Pozos zone is up to 15 m wide and up to 100 m along strike.

The Santa Margarita gold rich vein has been explored by ramp development (driven on the vein) from the 390 level to the 435 level. Ore has been obtained from the Santa Margarita zone since March 2009. Cut and fill stoping has been established above the 435 level..

MINERAL PROCESSING

The Cata processing plant uses conventional crushing, grinding, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The Cata mill has a maximum capacity of 1,200 tpd but currently operates for only three to four days per week at an average of 390 tonnes per calendar day (September 2010 YTD).

The metallurgical performance has been consistently improved over the last 18 months and does not appear to be affected by the blend ratios of ore from the various zones. During the nine month period ending September 2010, the metallurgical balance showed the average silver recovery to be 88.1% and gold recovery to be 87.9% . Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-14

SCOTT WILSON RPA	www.scottwilson.com

ENVIRONMENTAL CONSIDERATIONS

GMC operates under the same permissions as Sociedad Cooperativa Minera Metalùrgica Santa Fe de Guanajuato (the Cooperative), the previous owner, since the property was acquired in 2005. The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (Profepa), the Federal office for environmental protection.

GMC has entered into the National Environmental Audit program, a voluntary audit, where the primary objective is to identify, evaluate, and control risk to the environment. This audit led to an extensive action plan which was agreed between GMC and the environmental authorities. Progress reports are provided by GMC on a quarterly basis. Successful completion of the audit action plan will result in GMC receiving the Clean Industry Certificate.

GMC has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas.

CAPITAL AND OPERATING COST ESTIMATES

Capital costs have been estimated to be $11.2 million for the continuation of operations and the ongoing infill drilling and exploration, including a 25% contingency in the capital cost estimate. The capital expenditures are based upon GPR’s plans to aggressively explore the GMC areas and to purchase equipment and undertake development to increase the production rate at the operation. In this regard, the capital expenditures that can be funded by project cash flow are projected to be higher than the capital required for extracting the known mineral reserves.

MANPOWER

The GMC is operated by contractors under the supervision of GMC management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the time of the site visit, there were 46 management personnel and 637 contractors at the site.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 1-15

SCOTT WILSON RPA	www.scottwilson.com

2 INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Robert Brown, P. Eng., Vice President Exploration of Great Panther Silver Limited (GPR), to prepare estimates of Mineral Resources and Mineral Reserves and an independent Technical Report on the Guanajuato property (the Property), near Guanajuato, Mexico. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

GPR is a Canadian based mining and exploration company active in Mexico. The company operates two mines, the Topia silver-gold-lead-zinc mine in west-central Durango State and the Guanajuato silver-gold mine in Guanajuato State. GPR also has the San Antonio gold-copper project in Chihuahua State, but is not actively exploring at this time. Total 2010 metal production from GPR’s two mines was 1.53 M oz Ag, 7,216 oz Au, 1,092 t Pb, and 1,358 t Zn (personal communication, 2011). The Guanajuato operation is the subject of this report.

The Guanajuato Mine Complex (GMC) is located in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 400 years more than 1 billion ounces of silver has been mined in the Guanajuato district (GPR Corporate Presentation, 2010). GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold and silver. Mineralization occurs in regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. The Property’s Cata vein system is located in the central portion of the Veta Madre. Mining is active in three locations, Valenciana, Cata, and Rayas, using cut and fill mining methods. The GMC produced 1.02 M oz Ag and 6,619 oz Au in 2010. Ore is milled from the three mining facilities at the centrally located, 1,200 tpd capacity, Cata plant for three or four days a week at a rate of 800 tpd.

In 2009, GPR retained Wardrop Engineering Inc. (Wardrop) to complete a Mineral Resource estimate on the Cata Clavo zone, which was the target of GPR’s deep drilling campaign in 2007-2008. The Cata Clavo zone was estimated to contain Indicated Resources of 320,000 t at 359 g/t Ag and 1.2 g/t Au and Inferred Resources of 24,000 t at 296 g/t Ag and 1.0 g/t Au (Wardrop, 2009b). The estimate was carried out using Inverse Distance Squared (ID2) weighting, and reported at a Net Smelter Return (NSR) cut-off of US$37.50/t.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 2-1

SCOTT WILSON RPA	www.scottwilson.com

Currently, the major assets and facilities associated with the GMC are:

  Silver-gold deposits within the Veta Madre trend.

  The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings, and dry facilities.

  Facilities providing basic infrastructure to the mine, including electric power from the national power grid, heat, water supply from artesian springs, and sewage treatment.

  Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

  Access by paved roads to the mill and tailings facility.

Scott Wilson RPA has had no prior involvement with GPR or the Guanajuato Mine. The authors of this report are independent of GPR as defined by NI 43-101.

SOURCES OF INFORMATION

David W. Rennie, P.Eng., Principal Geologist with Scott Wilson RPA, and R. Dennis Bergen, P.Eng., Associate Principal Mining Engineer with Scott Wilson RPA, carried out a site visit on September 20 to 22, 2010. In writing this report, Scott Wilson RPA has relied on information provided by GPR in the form of technical reports, production records, financial reports, land tenure documents, drawings, assays, and drilling data.

Discussions were held with personnel from GPR:

  Robert Brown, Vice President Exploration
  Charles Brown, P. Eng., Chief Operating Officer
  Craig Mackay, V.P. Technical Services
  Adrian Bray, P. Geo., Project Geologist
  Ing. José Luna, Mine Supervisor, Cata Mine
  Ing. José A. Montoya, General Mine Superintendent
  Ing. Rogelio Gallardo, Mine Supervisor, Rayas Mine
  Ing. Maximo Lopez, Geology Superintendent
  Ing. Armando Aguilar, Plant Superintendent
  Pablo Gomez, Operations Projects and Marketing Manager
Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 2-2

SCOTT WILSON RPA	www.scottwilson.com
  Carmen Lopez, Guanajuato Assay Lab Supervisor, SGS Lakefield (under contract to GPR)

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22, References.

David Rennie was responsible for Sections 2 through 15, 25, 26, and 27 and contributed to Sections 1, 17, 20, 21, and 22. Dennis Bergen was responsible for Sections 16, 18, and 19, and contributed to Sections 1, 17, 20, 21, and 22.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 2-3

SCOTT WILSON RPA	www.scottwilson.com

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035 g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 2-4

SCOTT WILSON RPA	www.scottwilson.com

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Great Panther Silver Limited (GPR). The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to Scott Wilson RPA at the time of preparation of this report,

  Assumptions, conditions, and qualifications as set forth in this report, and

  Data, reports, and other information supplied by GPR and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by GPR. Scott Wilson RPA has not researched property title or mineral rights for the Guanajuato property and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on GPR for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 3-1

SCOTT WILSON RPA	www.scottwilson.com

4 PROPERTY DESCRIPTION AND LOCATION

The Property is situated north of the city of Guanajuato, Guanajuato State, Mexico approximately 430 km northwest of Mexico City (Figure 4-1). The Property encompasses 28 non-contiguous claims that cover approximately 1,107.82 ha in area. The principal claim group on the Property is located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N).

LAND TENURE

GPR holds a 100% interest in the Property through its wholly owned Mexican subsidiary, MMR. The claims that comprise the GPR holdings at Guanajuato are shown in Table 4-1 and Figure 4-2. GPR reports that the claim boundaries have been legally surveyed. The tailings disposal area and the waste rock dump are contained within the Property boundaries in areas where GPR holds surface rights.

GPR reports that there are no known environmental liabilities associated with the Property.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 4-1

SCOTT WILSON RPA	www.scottwilson.com

TABLE 4-1 GUANAJUATO PROPERTY CLAIMS
Great Panther Silver Limited – Guanajuato Property

			Date of
Name	Title #	Area (ha)	Record	Expiry	Group
San Francisco de Pili	168161	97.2871	02/03/1981	01/03/2031
La Victoria	168162	28.7718	02/03/1981	01/03/2031
Cata	168163	91.6040	02/03/1981	01/03/2031
Esperanza	168164	47.4890	02/03/1981	01/03/2031
Valenciana	168165	91.9428	02/03/1981	01/03/2031
Purisma Conception	168166	66.0000	02/03/1981	01/03/2031
Rayas	168167	88.6727	02/03/1981	01/03/2031
San Pedro Gilmonene	168168	72.1458	02/03/1981	01/03/2031	Agrupo San Francisco de Pili
Primera Ampl. de Esperanza	168169	8.9073	02/03/1981	01/03/2031
Primera Ampl. de Valenciana	168170	97.3097	02/03/1981	01/03/2031
El Borrego	168171	24.0000	02/03/1981	01/03/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	25/03/1987	24/03/2037
El Caliche	65872	7.8465	02/03/1981	01/03/2031
Animas o Espiritu Santo	R.F. 563	4.1420	02/03/1981	01/03/2031
San Vicente	R.F. 338	3.0552	02/03/1981	01/03/2031

Pipichagua	160650	6.0000	10/10/1974	09/10/2024
Nueva Seguridad	160674	27.0000	10/10/1974	09/10/2024	Agrupo Pipichagua
La Guadalupana	161526	16.0000	25/04/1975	24/04/2025

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 4-2

SCOTT WILSON RPA	www.scottwilson.com

TABLE 4-1 GUANAJUATO PROPERTY CLAIMS
Great Panther Silver Limited – Guanajuato Property

			Date of
Name	Title #	Area (ha)	Record	Expiry	Group
San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031	Agrupo SF de Asis
La Chuparrosa	169360	1.2000	11/11/1981	10/11/2031

San Antonio	177934	49.0000	29/05/1986	28/05/2036	Individual
Socavon de La Fe	189664	15.0000	05/12/1990	04/12/2040	Individual
Robledo	191436	49.4860	19/12/1991	18/12/2041	Individual
Primera Ampliacion de Sirio	192176	24.0000	19/12/1991	18/12/2041	Individual
Canada de La Virgen	214875	30.0000	04/12/2001	03/12/2051	Individual
El Zapote	214890	80.7106	04/12/2001	03/12/2051	Individual
Primera Ampl. de San Antonio	215568	32.1847	37320	55582	Individual
Total		1,107.8227

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 4-3

SCOTT WILSON RPA www.scottwilson.com

102° 00'
100° 45'
21° 30'
21° 30'
20° 30'
20° 30'
N
GUANAJUATO MINE
Leon
Dolores
Hidalgo
Guanajuato
Silao
San Miguel
de Allende
Irafuato
Salamanca
Celaya
Hermosillo
MEXICO
Monterrey
La Paz
Zacatecas
Gulf of Mexico
San Luis Potosi
Guanajuato
GUANAJUATO MINE
Pacific Ocean
Guadalajara
MEXICO
CITY
0
500 Km
Acapulco
0 10 20 30 40 50
Kilometres
January 2011

Figure 4-1

Great Panther Silver Limited

Guanajuato Mine
Guanajuato State, Mexico
Location Map

4-4

4-5

N
CANADA DE LA VIRGEN (214875)
SAN FRANCISCO DE PILI (168161)
PURISIMA CONCEPCION (169196)
SAN PEDRO GILMONENE (168168)
Mesa Mora
1a AMPLIACION DE SIRIO (192178)
SAN ANTONIO (177934)
1a AMPLIACION DE SAN ANTONIO (215568)
LA CHUPARROSA (169360)
SAN FRANCISCO DE ASIS (169359)
ROBLEDO (191436)
Tajo de Adjuntas
La Luz
Llanos de Santana
Santana
LA VICTORIA (168162)
1a AMPLIACION DE ESPERANZA (168169)
ESPERANZA (168164)
Los Mexicanos
EL PROGRESO (180370)
EL BORREGO (168171)
EL CALICHE (85872)
SOCAVON DE LA FE (189684)
LA GUADALUPANA (161526)
ANIMAS O ESPIRITU SANTO (R.F.583)
VALENCIANA (168165)
1a AMPLIACION DE VALENCIANA (168170)
EL ZAPOTE (214890)
PIPICHAGUA (180650)
NUEVA SEGURIDAD (180674)
CATA (168163)
SAN VICENTE (R.F.338)
RAYAS (168167)
EL PROMONTORIO (180371)
Guanajuato
0 0.5 1.0 1.5 2.0
Kilometres

Figure 4-2

Great Panther Silver Limited

Guanajuato Mine
Guanajuato State, Mexico
Land Tenure

January 2011

Source: Great Panther Silver Limited, 2010.

SCOTT WILSON RPA
www.scottwilson.com

SCOTT WILSON RPA	www.scottwilson.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Property is situated on the northern part of the city of Guanajuato and is accessible via city streets. Guanajuato has a population of approximately 153,400 and is located within 50 km, by road, of an international airport at León, Mexico. The Project is easily accessible from major population centres in central Mexico via a system of modern roads.

CLIMATE

Central Mexico has a dry climate with an annual precipitation of about 600 mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

LOCAL RESOURCES

Guanajuato has a long history of mining so labour and supplies are readily available. Storage, waste disposal, and plant sites are well established.

INFRASTRUCTURE

The surface and underground infrastructure at the GMC includes the following:

  Extensive underground workings from surface to approximately 500 m below surface

  Multiple shafts and adits from surface as well as internal shafts and ramps

  Two main shafts, the Rayas for men and materials and the Cata shaft for rock hoisting

  Conventional and mechanized underground mining equipment

  Mine, geology, processing, and administrative offices in several locations

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  A nominal 1,200 tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit

  A tailings storage facility

  Connection to the national grid for the supply of electric power

PHYSIOGRAPHY

Guanajuato is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the Property ranging from 1,600 MASL to 2,200 MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

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6 HISTORY

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the Las Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine. Mining took place on a relatively small scale until the early 1700s when the advent of explosive use for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine. This mine became one of the premier silver mines in the world, at one time accounting for a third of global annual silver production. As a result of the success of the Valenciana Mine, Alcocer was bestowed the title of Count Valenciana.

The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule.

Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process, however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

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By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalùrgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. GPR acquired the GCM from the Cooperative in 2005. The operation included two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006. At the time, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. GPR resumed production in 2006 and has run continuously since that time. Production achieved by GPR to the end of 2009 is summarized in Table 6-1 below.

TABLE 6-1 GUANAJUATO PRODUCTION FIGURES
Great Panther Silver Ltd. - Guanajuato Mine

Year	2006	2007	2008	2009	2010	Total
Tonnes	86,111	203,968	155,079	138,517	144,000	727,675
Oz Ag	105,480	521,225	848,083	1,019,751	1,019,856	3,514,395
Oz Au	988	3,794	5,488	6,748	6,619	23,637

Source: GPR Annual Reports for 2006 to 2009 inclusive.

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7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

(This section has been taken from Cavey and Gunning, 2005.)

Guanajuato resides near the south end of the Sierra Madre Occidental (SMO) geological province (Figure 7-1), near the contact with the Mexican Volcanic Belt (MVB). The SMO is a belt of Tertiary age volcanic rocks that traverses the northern and western portions of the country from the US border to central Mexico. It trends in a northwest-southeast direction in a band measuring 1,200 km long by 200 km to 300 km wide. Rocks within the belt comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs in the order of one kilometre thickness. Later Basin and Range extensional tectonism related to the opening of the Gulf of California has resulted in block faulting, uplift, and erosion. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

The MVB is a 1,000 km long volcanic arc, which transects the entire breadth of Mexico from Pacific to Atlantic. Rocks within the MVB comprise Miocene to Quaternary basaltic to andesitic flows and associated tuffs unconformably overlying SMO rocks (Ferrari et al., 1999).

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Arperos
La Luz
VETA LA LUZ
VETA MADRE
Santa Rosa
Monte de San Nicholas
VETA LA SIERRA
Guanajuato
Bajio Fault
La Aldana Fault
VETA AMPARO
El Cubo
VETA EL CUBO
N
0 1 2 3 4 5
Kilometres
Legend:
Quaternary
Tertiary Paleocene
Cretaceous
Alluvium
Mafic Intrusives and Flows
Calcalkaline Volcanic Sequence
Continental Sedimentary Rocks
Comanja Granite
Felsic and Mafic Intrusives
Metamorphosed Volcano-sedimentary Sequence
Great Panther Concession

Figure 7-1

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Regional Geology

January 2011 ***Source: Great Panther Silver Limited, 2010.***

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LOCAL AND PROPERTY GEOLOGY

As stated above, the Guanajuato district is underlain by Mesozoic and Cenozoic volcanic and sedimentary rocks (Figure 7-2) of the SMO. Cretaceous sedimentary rocks, lavas, and intrusive bodies are overlain by Tertiary tuffs, flows, sediments, and volcanically derived sediments. From oldest to youngest, Tertiary units comprise the Oligocene Loseros Formation; ash-flow tuffs of the Bufa Formation; Calderones Formation mega-breccia and lahar deposits; Cedros Formation porphyritic andesitic flows; and Chichindaro Rhyolite domes, tuffs, and flows (Figure 7-4).

These rocks are transected by numerous faults which host precious metal-bearing veins and stockworks. Primary strike directions of these faults are northwest, north-south, east-west, and northeast. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre (Figure 7-2). The Veta Madre hosts the Mineral Resources and Mineral Reserves that are the subject of this report. This structure has been traced for 25 km through the district. It strikes northwest-southeast and dips at 45o to 65o to the southwest (Figure 7-3).

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To Delores
Hidalgo
BLANCA ALICIA
BOLAÑITOS
ASUNCION
La Luz
VETA LA LUZ
CEBADA
P. La Esperanza
Ll. De Santana
VETA
MONTE DE
SAN NICOLAS
GOLONDRINAS
SAN IGNACIO
VALENCIANA
CATA
P. La Solidad
Peregrina
PEREGRINA
MADRE
Guanajuato
RAYAS
APOLO
VII
SIRENA
VETA VILLALPANDO
EL CUBO FAULT
EL CUBO
Marfil
Calderones
CEDROS
El Cedro
N
0 1 2 3 4 5
Kilometres
Legend:
Great Panther Concession
Historic Mines

Figure 7-2

Great Panther Silver Limited

Guanajuato Mine
Guanajuato State, Mexico

Property Geology

January 2011 *Source: Great Panther Silver Limited, 2010.*

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Clavo
San Telésforo
Mudstone Breccia
Level 275
Conglomerate
1800m
1800m
Mudstone
Vein
1750m
Level 345
1750m
Mudstone
Mudstone
Breccia
1700m
1700m
0 10 20 30 40 50
Metres

Figure 7-3

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Geological Cross Section 250N

January 2011 *Source: Great Panther Silver Limited, 2010.*

7-5

NW
SE
CEBADA MINE
VALENCIANA MINE
CATA MINE
RAYAS MINE
SIRENA MINE
TORRES - CEDROS MINE
Co. De Chichindaro
Amparo Fault
Constancia Fault
Del Carrizal Fault
0 KM
1 KM
2 KM
3 KM
4 KM
5 KM
6 KM
7 KM
8 KM
9 KM
10 KM
11 KM
12 KM
13 KM
14 KM
GUANAJUATO MINE COMPLEX
0
1000
2000
3000
4000
Metres

Legend:

Tertiary

- *Fm. Chichindaro: Rhyolites*
- *Fm. Cedros: Andesites*
- *Fm. Calderones: Valcanoclastics*
- *Fm. Bufa: Rhyolites*
- *Unconformity* ~~~ *Fm. Loseros: Tuffs*
- *Fm. Conglomerado Guanajauto: Conglomerates*
- *Unconformity* ~~~

Cretaceous

- *Fm. Esperanza: Slates*

Figure 7-4

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Long Section

Simplified Geology

(Looking NE)

January 2011

Source: Great Panther Silver Limited, 2010.

SCOTT WILSON RPA

www.scottwilson.com

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8 DEPOSIT TYPES

The mineral deposits at Guanajuato are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and colloform masses.

Epithermal systems, as the name suggests, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at Guanajuato.

Insofar as the mineralizing process is driven by filling of void spaces and fissures, mineralization geometry is affected by the permeability and orientation of the host structures. Mineralization tends to favour dilatant zones in areas where the fractures branch or change orientation. This can be affected, in turn, by wall rock competency and/or relative hardness of individual strata.

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9 MINERALIZATION

Mineralization occurs within the fault zones as discontinuous shoots and tabular bodies. The bodies are reported to measure up to 40 m in both the strike and down-dip directions, however, it is apparent from mine plans that stopes can be in the order of 700 m long and extend for 400 m vertically. Zone thickness ranges from centimetre-scale to tens of metres. The mineralizing event is thought to have taken place during the Oligocene, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The vertical extent of the deposits at Guanajuato spans over 500 m, which is comparatively large for epithermal systems. Mineralization occurring above 2,100 MASL is termed “upper ore”, between 2,100 MASL and 1,700 MASL “lower ore”, and below 1,700 MASL “deep ore”.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100 g/t Ag to 500 g/t Ag range but locally can be over 1,000 g/t Ag. Gold grades are generally in the 0.5 g/t Au to 2 g/t Au range, with the exception of Santa Margarita where average grades are as high as 6.3 g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata and Pozos. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, while at Santa Margarita 3.5:1.

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10 EXPLORATION

Exploration work conducted by GPR has been almost exclusively diamond drilling, primarily from underground. The drilling is described in more detail in Section 11 of this report.

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11 DRILLING

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining. Exploration drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs are used in the estimation of Mineral Resources and Mineral Reserves.

Exploration drilling has been carried out most recently at Santa Margarita and Los Pozos (Figure 11-1). These programs were configured to explore down-dip and strike extensions of the zones at a nominal 50 m spacing. The database provided to Scott Wilson RPA contained records for 68 NQ-size (4.76 cm diameter) exploration drillholes totalling 16,048 m.

In 2007 and 2008, exploration drilling was carried out under contract by Canrock Drilling, of San Luis de Potosi. More recently, the exploration drilling has been done by Landrill International Inc. Production holes UG08-043 to UG09-106 were drilled by GPR mine geological staff using a Metre-Eater drill. The balance of the production and exploration drilling was carried out by Energold Drilling Corp.

Production drilling has been carried out at Pozos and Cata (Figure 11-1). The database contained records for 72 of these holes (also NQ-size) totalling 4,490 m. The production drilling is typically done to fill in gaps in the information and provide guidance in mine planning and design. Production holes therefore tend to be closer spaced than the exploration holes, often at 25 m or less.

The management, monitoring, surveying, and logging of the deep Cata and Santa Margarita exploration holes is carried out under the supervision of the GPR staff based in the Exploration office at Rayas. Production holes and other exploration holes are managed by the mine geological staff. Surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Downhole surveys are performed every 50 m using a FlexIt instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60 m, downhole surveys are not performed, and the orientation is measured at the collar only.

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Logging is carried out by geologists at the GPR facility located near the mine office. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, oriented, and washed. A cutting line is drawn on the core with a coloured pencil. Depth markers are checked and confirmed, and the boxes are labelled with intervals. The core is marked by the geologist for sampling, and sample tags are stapled in the boxes. Sample numbers and intervals are entered directly into a database using LogChief software. The core is photographed, measured for bulk density in two or three locations within the mineralized intervals, and also logged for recovery and rock quality designation (RQD). Geologists log the core, entering the data directly into Toughbook laptop computers, also using LogChief.

The data captured by LogChief is exported to MS Excel spreadsheets as backup. All data is compiled daily into separate DataShed databases, one for the production drilling and the other for the exploration drilling. The contents of these databases are copied daily to a master DataShed database in Vancouver. Assay data is imported from the laboratory and merged into the DataShed databases. Following completion and logging, the holes are plotted on section and inspected by the geologists to verify that they are located correctly. Paper copies of the logs are printed and filed along with the assay results.

Table 11-1 summarizes the drilling information that was used for the Mineral Resource estimates.

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TABLE 11-1 DIAMOND DRILLING SUMMARY
Great Panther Silver Limited - Guanajuato Mine

Type	Mine	No. of Holes	Metres
Production	Cata	35	2,310.3
	Pozos	37	2,979.8

Exploration	Pozos	37	7,757.2
	Sta. M.	31	8,290.8

Total		140	21,338.1

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600 X
800 X
1000 X
1200 X
1400 X
1600 X
1800 X
-2800 Y
-3000 Y
-3200 Y
-3400 Y
-3600 Y
CATA CLAVOS
LOS POZOS
SANTA MARGARITA
N
Legend:
Surface Drill Hole
Underground Drill Hole
Underground Workings
0 50 100 150 200
Metres
Figure 11-1
Great Panther Silver Limited
Guanajuato Mine
Guanajuato State, Mexico
Drillhole Location Plan
January 2011
SCOTT WILSON RPA
www.scottwilson.com

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12 SAMPLING METHOD AND APPROACH

The samples used in the Mineral Resource and Mineral Reserve estimates comprised both diamond drill and underground chip samples. The drill samples were taken by mine geological technicians working under the direction of the mine and exploration geologists. Depending on the type of drillhole (i.e., exploration or production), the core is either split (exploration) or sampled whole (production). Exploration core is split using a rock saw.

Sample lengths are determined, where possible, by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5 m and the minimum length to be 0.5 m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are reported to be 1.5 m to 2.0 m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3 m to 0.6 m. Scott Wilson RPA notes that there are several instances where drill samples with lengths greater than 2.0 m occur in the database. It is not known whether these were deliberately sampled at that length or if they happen to occur in zones of poor recovery where finer resolution was not possible.

The drillholes are usually oriented as nearly as possible to intersect the veins at as steep an angle as possible. There are many situations where holes have been fanned from cut-outs and so the apparent drill intercept lengths are somewhat longer than the true width of the zones.

Chip sampling is carried out daily in accessible stopes and development headings by mine sampling technicians. The samples consist of chips broken along a line across the structure using a rock hammer and/or chisel. Maximum sample length is reportedly 1.5 m to 2.0 m, and it is noted that this limit appears to have been fairly rigorously observed. Scott Wilson RPA notes also that there were some instances of implausibly short samples, on the order of a centimetre long, in the database. It may well be that these were typographical errors or specialty samples for type-specimens, but if not, then it is recommended that a practical minimum limit on sample lengths be imposed.

The samples are plotted on stope plans and used for day to day monitoring and grade control. The data is also stored digitally as a series of points representing the midpoints of the samples along with grade information and notes regarding the locale from which the sample was taken.

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In Scott Wilson RPA’s opinion, the quality of the chip samples is not as good as the drill samples. One reason is that the orientation of the sampling is not uniform. Samples should be oriented perpendicular to the known trend of the zones, however, in practice this is not always done. The chief mine geologist reviews the sampling on a daily basis and if poor sample orientations have been used, they are redone. Scott Wilson RPA notes, however, that the chip sample database is not routinely edited for these poorly oriented samples, and so many of them remain.

Another reason for concern is that there is a much higher degree of variability in the chip sample grades versus the drill samples. This may be a function of the natural variability of the mineralization, however, in Scott Wilson RPA’s opinion, it is probably at least partially due to the sample method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

Up to now, the chips have not been used in resource estimation. Scott Wilson RPA chose to use the chip samples for block grade interpolation even though they are quite likely to be of lower quality than the drill samples. The reasons for this are as follows:

  Chip samples are significantly more numerous than drill samples, and provide a much broader coverage of the deposit.

  They are used by the mine staff for routine monitoring of production and reconciliation to the mill. The mine geologist caps high assays quite rigorously in order to moderate the grade variability.

  If properly handled through the use of fairly severe grade top cuts, these samples should provide a basis for classification of Measured Mineral Resources, and subsequently, Proven Mineral Reserves. The spacing of the drill samples would allow for a classification of Indicated at best, with a significantly higher proportion of Inferred.

  The chip sampling is closely spaced enough to allow the use of a fairly small block size, which could afford the ability to carry out detailed stope design, mine planning, and forecasting if desired.

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It is Scott Wilson RPA’s opinion that, for the most part, the sampling is conducted in an appropriate manner, using industry-standard methods, and that the samples are representative of the mineralization in the mine. Improper chip sampling does occur sometimes, and is redone at the discretion of the mine geologists.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

All sampling and analytical work is conducted by employees, contractors, or designates of GPR. The samples are in the custody of GPR personnel or stored in a secure area at all times. Scott Wilson RPA considers the site security to be of a reasonable standard, consistent with common practical industry standards, and believes that the potential for tampering is low.

Most of the analytical work is carried out on the mine site, at a laboratory managed for GPR by SGS Group. Occasionally, some of the exploration samples are sent out to a commercial laboratory, but for the most part the assaying is done on site. The laboratory manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results. SGS Group conducts a monthly round robin comparison against three other laboratories, and Laboratory Quality Services International conducts monthly checks as well. At the time of the site visit, the laboratory was working towards an ISO certification.

The laboratory is equipped to do fire assay and atomic absorption spectroscopy (AA). Samples are prepared on site, run through a two-stage crusher and then split to a 200 g subsample for pulverizing to 98% passing 200 mesh. Samples are analyzed by fire assay with an AA finish, and any that report greater than 10 g/t Au or 300 g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory can also do determinations for As, Cu, Pb, Zn, and Sb.

Scott Wilson RPA inspected the laboratory and found it to be orderly and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC monitoring is applied to assure that the results are accurate.

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14 DATA VERIFICATION

ASSAY QA/QC

As discussed in Section 13 above, the mine laboratory conducts regular QA/QC tests and maintains a protocol of regular external checks. GPR geological personnel also insert quarter-core duplicates, standards, and blanks into the sample stream as additional QA/QC checking. The protocol is for a duplicate in every batch of 19 samples, and one blank and a standard in every batch of 40 samples. External assay QA/QC results are inspected to check for failures. For blanks, batches are rejected if any blanks return greater than 0.05 g/t Au or 3 g/t Ag. Standards measuring outside of three standard deviations from the nominated value, or two consecutive results outside of two standard deviations result in a batch rejection. Quarter-core duplicate results outside of ±10% of the original assay are also tagged as failures. QA/QC failures are reported to the laboratory, and if no failures are found, the certificate is signed and filed.

Scott Wilson RPA reviewed the QA/QC results and notes that there were two failed standards for Ag, one failure for Au, and one failed blank. The failed blank and one of the standards, however, look very much like they were mislabelled. The blank results were very similar to what would be expected from the standard, and vice versa.

In Scott Wilson RPA’s opinion, the external assay QA/QC results do not indicate that there are any concerns with the laboratory results.

DATABASE VALIDATION

Assay certificates are reviewed by the site geologists and checked against the sample descriptions for any obvious discrepancies. Sample numbers from the certificates are verified against the sample shipment form.

Scott Wilson RPA compared sample results to digital assay certificates for approximately 11% of the sample results for Pozos and 17% for Cata, and found no errors. Visual inspection of the sample database resulted in the discovery of the occasional suspect value, but there was no evidence of systematic errors. Printed information on fifty drill logs was compared to the digital database, and while no errors in the database were found, some information was missing from the hard copy files. These omissions had no bearing on the accuracy of the digital database.

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The chip samples were also reviewed on the stope plans and the digital database was inspected in plan and section views. Occasionally, an error was discovered, and the affected samples were discarded.

In Scott Wilson RPA’s opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources and Mineral Reserves.

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15 ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures.

The Torres Mine Property, formerly operated by Peñoles, borders GPR’s ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golodrinas, and Asuncion mines, as well as a 500 tpd concentrator at Bolañitos (Micon, 2010). Cebada is located along the Veta Madre immediately northwest of GPR’s property, while the other mines are located on the Veta La Luz system, approximately five kilometres to the west-northwest. Production from this operation in 2010 is reported on Endeavour’s web site to have been 837,000 oz Ag and 11,675 oz Au. Gammon Gold Inc. (Gammon) operates the El Cubo Mine, located on the Veta de la Sierra some five kilometres southeast of Rayas. Ore from El Cubo is processed in the Torres mill facility under a lease agreement with Peñoles (Glen R. Clark & Associates Inc., 2009). The operation was closed for much of 2010 owing to a labour dispute (Gammon web site).

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

Ore from all of the Guanajuato mines is being treated at the central Cata plant. GPR have operated the Cata plant since 2006. The Cata processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The Cata mill has a maximum capacity of 1,200 tpd but currently operates for three to four days per week at a rate of approximately 800 tpd for an average of 390 tonnes per calendar day (September 2010 YTD).

The metallurgical performance has been consistently improved over the last 18 months and does not appear to be affected by the blend ratios of ore from the various zones. During the nine month period ending September 2010, the metallurgical balance showed the average silver recovery to be 88.1% and gold recovery to be 87.9% . Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals.

In addition to the operation of the Cata plant, GPR has undertaken some metallurgical testwork aimed at improving the operation of the plant.

The process flow sheet for the Cata plant is illustrated in Figure 16-1. The three stage crushing plant is designed to produce ball mill feed that is less than one quarter inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 in. material. From the bin the ore is taken by an apron feeder and over a vibrating grizzly to the Pettibone (24” by 36”) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 16-1

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TAILS
CONCENTRATED
97 % a -1/4
67 % a -200 mallas.
8"
-2"
-1/2"
-1/4"
1
2
3
4
5
6
7
8
8A
9
10
11
12
13
13A
14
15
16
17
18
19
19A
20
21
22
23
24

1.	Coarse ore bin -500 tonnes.
2.	Coarse ore bin -1000 tonnes With Mineral up the Grill
3.	Apron feeder - 3ft x 10ft.
4.	Vibrating grizzly - 3ft x 4ft.
5.	Primary jaw crusher- Pettibone, 24in x 36in.
6.	Jaw crusher -CCR, 15in x 24in.
7.	Secondary cone crusher - Symons 4ft standard head.
8.	Trash magnet Gracida - 7500 watts.
8A.	Trash magnet Eriez Magnetic´s - 7500 watts.
9.	Vibratory screen- Allis Chalmers, 6ft x 16ft.
10.	Tertiary cone crusher-Symons 5½ft short head.
11.	Fine ore bin - 2500 tonnes.
12.	Ball mill -3 x Denver, 7ft x 14ft.
13.	Spiral classifier - 2 x 54in diameter.
13A.	2 Hydrocyclone classifier - 15in diameter
14.	Primary rougher flotation cells -3 x Wemco, 70ft³
15.	Secondary rougher flotation cells -7 x Wemco, 70ft³
16.	Secondary cleaner flotation cells -3 x Wemco, 70ft³
17.	Primary cleaner flotation cells -3 x Wemco, 70ft³
18.	Scavenger flotation cells - 8 x Wemco, 70ft³
19.	Thickener tank - 10 ft x 30 ft.
19A.	Thickener tank - 8ft x 15ft.
20.	Disc filter - Eimco, 4ft D x 6 sections.
21.	Disc filter - Denver, 4ft D x 5 sections.
22.	Tailing pumping system - 10 x Wilfley 5K.
23.	Hydrocyclone classifier - 10in diameter
24.	Hybrid cell.

Figure 16-1

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Cata Plant
Process Flow Sheet

January 2011 ***Source: Great Panther Silver Limited, 2010.***

16-2

SCOTT WILSON RPA	www.scottwilson.com

The jaw crusher product and the undersize from the vibrating grizzly is sent to the Symons (4 ft. standard head) secondary cone crusher, which further reduces the particle size to minus one inch. The secondary crusher product is conveyed to the Allis Chalmers (6 x 16 ft.) vibratory screen, where material, passing through the half-inch mesh, is conveyed to the fine ore bins.

Oversize from the screen is fed to the Symons (5.5 ft. short head) tertiary cone crusher, with a design product size of one quarter inch. The tertiary crusher operates in closed circuit with the vibratory screen.

The fine ore bin has a total capacity of 2,500 tonnes. Ore from the fine ore bins is conveyed to one of three Denver (7 x 14 ft.) ball mills operating in parallel.

The grinding section is designed to reduce the fine ore to a slurry with a particle size of 64% passing 74 microns to liberate the sulphide minerals containing the gold and silver from the waste minerals. The grinding circuits consist of three ball mills, one spiral classifier, and two cyclones. There are plans to replace the spiral classifier with cyclones.

Froth flotation is used to separate the valuable minerals containing silver and gold from the waste or gangue minerals. The flotation circuit consists of five primary rougher cells. The primary rougher concentrate is a final product. There are five secondary rougher cells from which the product flows to the cleaner cells.

The cleaning section consists of two banks of three cells. The concentrate from the first bank is final concentrate, while the product of the second bank is recirculated back to the first bank. The cleaner tailings are a middling product that is pumped back to the grinding circuit and recirculated.

The final flotation is a series of eight scavenger cells that produce a middling product containing both gangue and sulphide minerals, which is returned to the grinding circuit.

The final concentrate is dewatered in a thickener and then filtered using a disc filter to remove moisture to an acceptable level. From the disc filter the concentrate drops to a storage area. The concentrate product of the filter typically contains between 11% and 14% moisture. Concentrate is loaded into trucks for transportation from the site.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 16-3

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METALLURGICAL TESTING

Metallurgical testwork was conducted independently in 2008 by G & T Metallurgical Services Ltd. of Kamloops, British Columbia, under the guidance of a Senior Consulting Metallurgist, Ken Major. Typical blends of ore representing mill feed were tested. The results indicated metal recoveries of between 82% and 85% for silver and approximately 83% for gold. The testwork demonstrated potential for improvement in metallurgical performance by regrinding the rougher products to a particle size of 80% passing a mesh of 24 microns and the investment required to accomplish this improvement is included as part of the GPR’s three-year growth strategy

PLANNED PROCESS IMPROVEMENTS

At the time of the site visit, the concentrate thickener was being overhauled and new flotation cells had been ordered to increase the capacity and efficiency of the flotation circuit.

SCOTT WILSON RPA OPINION

It is Scott Wilson RPA’s opinion that the operation of the mill over the past four years by GPR, with ore from a number of different sources at the Guanajuato Mine, demonstrates the metallurgical characteristics of the ore. The mining sources are considered to be representative of the ore planned to be processed within the current Life of Mine (LOM) plan.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 16-4

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

Scott Wilson RPA has estimated the Mineral Resources for the Guanajuato Mine and the estimate is presented in Table 17-1. The estimate was prepared by D. Rennie, P. Eng., Principal Geologist for Scott Wilson RPA. Mr. Rennie is independent of GPR as per the criteria set out in NI 43-101.

The resources were estimated using block models constrained by 3D wireframes of the mineralized zones. The database comprised diamond drill and underground chip samples collected by GPR personnel. Grades for Au and Ag were interpolated into the blocks using Inverse Distance Cubed (ID3) weighting. The effective date of the estimate is October 31, 2010.

The Mineral Resources reside within three areas of the mine: Cata Clavo, Los Pozos, and Santa Margarita. Cata comprises four individual sub-parallel zones termed Cata Madre, Alto 1, Alto 1a, and Alto 2. Similarly, at Santa Margarita, there are several parallel zones called Breccia (BX), Footwall Stockwork (FWSTK), Footwall A (FWA), Footwall B (FWB), and Hanging Wall Stockwork (HWSTK).

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 17-1

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TABLE 17-1 MINERAL RESOURCES – OCTOBER 31, 2010
Great Panther Silver Limited - Guanajuato Mine Complex

	Tonnage	Au	Contained	Ag	Contained	Contained
Zone		Grade	Au	Grade	Ag	AgEq
	(kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)
Measured
Cata	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	86.7	1.27	3,540	303	844,000	1,075,000
Santa Margarita	9.20	4.43	1,310	22.0	6,520	91,700
Total Measured	188	1.64	9,910	306	1,850,000	2,490,000

Indicated
Cata	70.0	1.86	4,150	474	1,060,000	1,330,000
Los Pozos	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	49.8	6.42	10,300	18.9	30,300	699,000
Total Indicated	211	2.55	17,300	270	1,830,000	2,960,000

Measured and Indicated
Cata	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	59.0	6.11	11,600	19.4	36,800	791,000
Total Measured and Indicated	399	2.12	27,200	287	3,680,000	5,460,000

Inferred
Cata	n/a	n/a	n/a	n/a	n/a	n/a
Los Pozos	6.70	0.53	113	149	32,200	39,600
Santa Margarita	206	4.52	29,900	105	694,000	2,640,000
Total Inferred	212	4.39	30,000	106	726,000	2,680,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 136 g/t AgEq.
3.	Mineral Resources are estimated using an average gold price of US$1,150 per ounce and an average silver price of US$17.67 per ounce.
4.	A nominal minimum mining width of 1.0 m was used.
5.	Bulk density is 2.65 t/m3.
6.	Totals may not agree due to rounding.
7.	Gold-silver equivalence ratio for cut- off purposes was 60.8:1. Equivalence for reporting in Table 17- 9 is 65:1.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

PREVIOUS ESTIMATES

The previous Mineral Resource estimate was prepared in 2009 by G. Mosher (Wardrop, 2009b). This estimate is summarized in Table 17-2, and compared to the present estimate in Table 17-3.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 17-2

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TABLE 17-2 2009 MINERAL RESOURCES
Great Panther Silver Limited - Guanajuato Mine

Zone	Tonnage	Au Grade	Contained Au	Ag Grade	Contained Ag
	(kt)	(g/t)	(oz)	(g/t)	(oz)
Indicated
Cata Madre	216	0.99	6,880	339	2,350,000
Cata Alto 2	39.5	1.33	1,690	359	456,000
Cata Alto 1	96.7	1.55	4,820	776	2,410,000
Total	352	1.18	13,390	461	5,216,000

Inferred
Cata Madre	11.8	1.10	420	340	130,000
Cata Alto 2	4.33	1.35	190	473	65,800
Cata Alto 1	8.16	0.62	160	209	55,000
Total	24.3	0.99	770	321	250,800

1.	Mineral Resources are estimated at an NSR cut-off of US$37.50/t.
2.	Totals may not agree due to rounding.

TABLE 17-3 CHANGES TO MINERAL RESOURCES
Great Panther Silver Limited - Guanajuato Mine

	Tonnage	Au Grade	Contained Au	Ag Grade	Contained Ag
	(kt)	(g/t)	(oz)	(g/t)	(oz)
2009
Measured	n/a	n/a	n/a	n/a	n/a
Indicated	352	1.18	13,400	461	5,220,000
Inferred	24	0.99	770	321	251,000
2010
Measured	188	1.64	9,910	306	1,850,000
Indicated	211	2.55	17,300	270	1,830,000
Inferred	212	4.39	30,000	106	726,000
Difference
Measured	n/a	n/a	n/a	n/a	n/a
Indicated	-40.1%	115.6%	29.1%	-41.4%	-64.9%
Inferred	772.8%	345.2%	3,796.1%	-67.0%	189.2%

Overall, there was a significant increase in total Mineral Resources from 2009 to 2010. Indicated Mineral Resources decreased from 2009 to 2010, while the Inferred Mineral Resources increased substantially. Resources in the Measured category were introduced for the first time, and so there was nothing to compare to in the 2009 estimate. It is noted that the combined Measured and Indicated Mineral Resources in the 2010 estimate total approximately 13% higher in tonnage compared to the Indicated material in 2009. Silver grades average lower and gold grades average significantly higher, which resulted in a modest increase in silver equivalent ounces overall. In Scott Wilson RPA’s opinion, the changes to the Mineral Resources estimates were due to the following factors:

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 17-3

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  Upgrading of Indicated Mineral Resources to Measured
  Addition of the Los Pozos, Santa Margarita, and Cata Alto 1a zones to the resource base
  Discovery of Mineral Resources through mine exploration
  Depletion of Mineral Resources through mining

DATABASE

The data were provided to Scott Wilson RPA as a series of comma-delimited ASCII files, which were then loaded into a GEMS Project File. These data included a series of wireframe models in DXF format, which were also loaded into GEMS. The wireframe models encompassed both the interpreted mineralized bodies and some of the underground development and stoping.

The samples comprised drill core and underground chips. The database contained records for 140 drillholes and 12,836 sampled intervals. Of those intervals, 642 were taken from the zones included in the Mineral Resources. There were 11,240 chip samples in total, with 4,407 contained within the zone wireframes.

The samples were tagged with integer codes depending on the zone in which they were located. These codes provided a basis for sub-setting the data during the grade interpolations so that the block grades for each individual zone were estimated using only samples from that zone. The zone codes are listed in Table 17-4.

TABLE 17-4 ROCK CODES
Great Panther Silver Limited - Guanajuato Mine

Area	Zone	Code
Cata Clavos	Madre	1001
	Alto1	1002
	Alto1a	1003
	Alto 2	1004

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 17-4

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Area	Zone	Code
Los Pozos	Los Pozos	2001

Rayas/Santa Margarita	Breccia	3001
	FW Stockwork	3002
	FW A	3003
	FW B	3004
	HW Stockwork	3005

SAMPLE STATISTICS

Scott Wilson RPA conducted statistical analyses of the sample data. Summaries of the sample statistics are provided in Table 17-5. Histograms and probability plots for the aggregate data sets are provided in Appendix 1.

TABLE 17-5 SAMPLE STATISTICS
Great Panther Silver Limited - Guanajuato Mine

Gold - Exploration Drilling
Zone	Cata - All	Pozos - All	SM - All
Number	131	n/a	106
Mean	1.90		4.87
Median	0.21		1.34
SD	6.42		8.30
CV	3.38		1.71
Max	46.20		35.70
Min	0.000		0.015

Gold - Production Drilling
Zone	Cata - All	Pozos - All	SM - All
Number	183	222	n/a
Mean	2.60	0.76
Median	0.33	0.29
SD	8.61	1.78
CV	3.31	2.35
Max	73.50	14.00
Min	0.00	0.00

Gold - Channels
Zone	1001	1002	1003	1004	Pozos - All	SM - All
Number	1,709	484	82	21	1,591	520
Mean	2.32	2.93	3.99	4.38	1.90	6.41
Median	0.28	0.09	0.26	1.94	0.61	1.26
SD	6.16	18.04	9.50	5.91	4.91	34.27
CV	2.66	6.16	2.38	1.35	2.59	5.34
Max	79.10	302.00	60.90	18.40	91.00	615.00
Min	0.005	0.005	0.005	0.020	0.005	0.005

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 17-5

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Silver - Exploration Drilling
Zone	Cata - All	Pozos - All	SM - All
Number	131	n/a	106
Mean	510.73		86.60
Median	55.00		11.50
SD	1,821.76		175.21
CV	3.57		2.02
Max	11,815.00		877.00
Min	0.00		0.50

Silver - Production Drilling
Zone	Cata - All	Pozos - All	SM - All
Number	183	222	n/a
Mean	758.09	209.60
Median	127.00	80.50
SD	2,187.52	453.24
CV	2.89	2.16
Max	16,400.00	3,320.00
Min	0.00	0.00

Silver - Channels
Zone	1001	1002	1003	1004	Pozos - All	SM - All
Number	1,709	484	82	21	1,591	520
Mean	717.69	685.20	1,273.74	1,075.14	487.47	21.56
Median	108.00	36.00	123.00	432.00	175.00	7.00
SD	1,751.60	3,395.32	2,844.03	1,456.08	907.61	53.68
CV	2.44	4.96	2.23	1.35	1.86	2.49
Max	19,700.00	52,700.00	13,600.00	5,190.00	10,500.00	872.00
Min	1.50	1.50	1.50	4.00	0.01	0.01

Note: SD – standard deviation; CV – coefficient of variation

Scott Wilson RPA notes that the grade distributions for all populations are moderately to extremely skewed, and that top cuts are recommended to ensure that the estimated block grades are not overly biased. It is also noted that the distributions for many of the data sets comprise more than one population. In most cases, a high grade sub-population could be discriminated from the primary population. In Scott Wilson RPA’s opinion, this is likely due to samples taken from small higher grade stringers or veins within the zones. It is impractical to try to isolate and model these higher grade zones separately as they are quite small and discontinuous. In Scott Wilson RPA’s opinion, top cuts will help to moderate the impact of these higher grade samples. Where possible, Scott Wilson RPA tried to calibrate the top cuts against the most recent production grades to attempt to ameliorate any grade overestimations, at least on a global basis.

TOP CUTS

Positively skewed data will often yield block models that overestimate grade owing to the inordinately large influence that the highest grade samples exert on the global average.

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Technical Report NI 43-101 – January 31, 2011	Page 17-6

SCOTT WILSON RPA	www.scottwilson.com

A commonly used method of dealing with this problem is to apply a cap or top cut to the sample grades. This is acknowledged to be a crude and imprecise solution to the problem, but it has the advantage of being simple to apply and fairly common practice in the industry.

Derivation of the appropriate top cuts can be difficult. Scott Wilson RPA used two methods to derive the capping levels for the database. For the chip samples, which tended to be located close to the recently mined areas, the caps were derived by comparing the capped sample means to the previous 15 months’ production. The samples were iteratively capped at a range of levels until a reasonable agreement with production grades was achieved, after taking into account a provision for dilution.

For the diamond drill samples, which tended to be distant from the active mining areas, Scott Wilson RPA used a Cutting Curve approach. The samples were subject to a range of top cuts, and the mean grades were calculated for each cut. The caps were plotted against the cut mean grade to produce a curve similar to the example in Figure 17-1. For a typical case, the resulting curve tends to be flatter near the upper cap ranges, curving downwards towards the y-axis. In Scott Wilson RPA’s experience, a reasonable range for the top cut generally occurs on the flatter portion of the curve just before it drops off at the lower range of cap values. In the case of Figure 17-1, that range would be between 1,500 g/t Ag and 3,500 g/t Ag. The value selected from this curve was 2,000 g/t Ag.

The top cuts derived by the various methods for the Guanajuato data are summarized in Table 17-6.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 17-7

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FIGURE 17-1 EXAMPLE CUTTING CURVE

As is shown in Table 17-6, the caps for the chip samples tended to be much more severe than for the drillholes. The chip sample caps were derived from the calibration of block grades with production, which is a much different approach than that used for the drillhole samples. Scott Wilson RPA notes that the chip samples are generally considered by mine staff to be inferior to drill samples owing to the manner in which they are taken. Chip sampling is done by technicians, usually without much direct supervision from the mine geologists. The orientation of the samples is sometimes parallel to individual veins or stringers, which generally results in a high bias. Following the first pass of sampling, the mine geologists will request that obviously biased samples be redone, and poor orientations are corrected at this point. It is reported, however, that the database is rarely purged of the earlier biased samples and many still remain. Consequently, in Scott Wilson RPA’s opinion, it is reasonable to apply more punitive caps to the chip samples to moderate the impact of any biased samples.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 17-8

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TABLE 17-6 TOP CUTS
Great Panther Silver Limited - Guanajuato Mine

	GOLD					SILVER
	Uncapped	Top		Capped	Percent	Uncapped			Capped	Percent
Zone	Mean	Cut	% Cut	Mean	Change	Mean	Top Cut	% Cut	Mean	Change
	(g/t Au)	(g/t Au)		(g/t Au)	(%)	(g/t Ag)	(g/t Ag)		(g/t Ag)	(%)
Exploration
Cata Madre	0.604	2.5	10.1	0.553	-8.4	167.0	750.0	7.2	153.4	-8.1
Cata Alto1	1.843	15.0	3.1	1.318	-28.5	429.8	3,000.0	3.1	285.7	-33.5
Cata Alto1a & 2	4.944	30.0	6.7	4.054	-18.0	1,387.8	7,500.0	6.7	994.8	-28.3
Los Pozos	n/a
Santa Marg.	4.866	20.0	9.4	4.107	-15.6	86.6	500.0	4.7	73.8	-14.8

Production
Cata Madre	0.909	3.0	2.4	0.760	-16.4	393.8	1,300.0	4.8	314.0	-20.3
Cata Alto1	1.045	7.0	1.3	0.943	-9.8	249.9	1,000.0	7.9	228.0	-8.8
Cata Alto1a & 2	5.508	45.0	4.6	4.795	-12.9	1,587.8	10,000.0	4.6	1,364.8	-14.0
Los Pozos	0.759	7.5	2.3	0.679	-10.5	209.6	1,500.0	2.3	180.7	-13.8
Santa Margarita	n/a

Channels
Cata Madre	2.316	5.0	12.5	1.191	-48.6	717.7	750.0	20.6	265.5	-63.0
Cata Alto1	2.931	25.0	2.1	1.448	-50.6	685.2	1,000.0	24.6	208.2	-69.6
Cata Alto1a & 2	4.072	7.5	17.5	1.991	-51.1	1,233.2	1,500.0	21.4	466.5	-62.2
Los Pozos	1.895	5.0	8.2	1.263	-33.4	487.5	750.0	17.4	289.8	-40.6
Santa Marg.	6.413	15.0	7.3	3.100	-51.7	21.6	200.0	1.0	19.5	-9.5

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COMPOSITING

Compositing is used to ensure that an equal volume is represented by each sample. This is necessary to remove any biases that can result if there is a correlation between sample width and grade. Usually, this is done by combining adjacent samples into a series of equal length intervals, but for this project, that was not possible.

The source data comprised two distinct types, chips and drill samples. The drilling samples were provided as conventional FROM-TO intervals accompanied by collar header information and surveys. These data could be loaded into a standard GEMS drillhole database, with provision for compositing and export for use in block model grade interpolation.

The chip samples, however, were provided as points with the coordinates of the approximate mid-point of the sampled interval, the sampled length, and grade values. Although the samples were observed to often be related to one another, such as strings of chips along a drift wall, there was no way to link them in the database in the same manner as for drillholes. Consequently, there was no way to composite the chip samples.

As an alternative, the accumulated metal value was calculated for each sample by multiplying the sample length times the grade for both silver (AGxL) and gold (AUxL). This accumulated metal value was then interpolated into the blocks along with the sample length, which essentially served as a weighting factor. The estimated “length” for each block was divided into the AGxL and AUxL values to obtain the estimated block silver and gold grades, respectively.

WIREFRAME MODELS

GPR personnel constructed 3D wireframe solid models of the mineralized zones for each area of the mine. The wireframes encompassed stockwork and vein zones that were generally tabular, with strike and dip more or less parallel to the general host structure (Veta Madre Zone). Four separate wireframes were created for the zones at Cata Clavos, one for Los Pozos, and five for the zones at Santa Margarita. Models were also constructed for some of the development and stoped volumes. These models were used to remove “mined” material from the model.

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The wireframes were constructed using Micromine software and ported to GEMS as DXF files. The GEMS import process did not work all that well, as many of the wireframes had topological flaws that were not evident in the original Micromine solids. It was, however, possible to use them for assignment of rock codes to the blocks, drill intercepts, and the samples.

Scott Wilson RPA notes that the wireframes appeared to be constructed primarily from drill intercepts and, as a result, many of the chip samples were not properly included in the zones. Also, the upper limit of the wireframes was sometimes drawn at the base of the lowermost stope and did not encompass the most recent production sampling. This resulted in several cases where samples were omitted from the grade interpolation that could (and should) have been used. Scott Wilson RPA recommends that future models be constructed to honour both drill and chip samples so that a more comprehensive data set can be compiled for each zone. This should include extending the models for some distance up into the mined stopes to capture samples collected from those stopes.

Cross section and level plan views of the block model along with profiles of the wireframes are provided in Appendices 2 and 3.

BLOCK MODELS

The block models comprised arrays of 2.5 m x 2.5 m x 2.5 m blocks. Model geometries are summarized in Table 17-7.

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TABLE 17-7 BLOCK MODEL GEOMETRIES
Great Panther Silver Limited - Guanajuato Mine

		Cata	Pozos	Santa Marg.
Origin	X	950	1,300	1,400
	Y	-3,050	-3,100	-3,650
	Z	1,800	1,900	1,730

Rotation	Degrees	55	41	35

Blocks	Columns	140	100	125
	Rows	140	100	125
	Levels	140	100	100

Size (m)	X	350	250	312
	Y	350	250	312
	Z	350	250	250

The model was configured to store grades for Au and Ag, as well as rock type, Ag equivalence (for application of cut-off grade), Ag x L, Au x L, width, resource class, number of composites used in the estimate, and distance to the nearest composite. The origins of the models were located according to the mine grid system. Rotations listed in Table 17-7 are degrees counter-clockwise about the origin, which is the southwest corner of the model.

A constant bulk density of 2.65 t/m3 was used for all zones.

GEOSTATISTICS

Scott Wilson RPA carried out a geostatistical analysis using the Cata Clavos and Los Pozos data sets in an attempt to develop criteria for selection of estimation parameters and resource classification. Santa Margarita was not included in the analysis owing to the relatively small number of samples in that database. The analysis was carried out using both Sage and GSLIB software. Sage generates a series of semi-variograms in a range of directions and determines a linear regression best-fit model. GSLIB requires the user to interpret individual variograms and manually determine the directions and ranges.

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The Los Pozos variogram analysis was largely inconclusive, possibly owing to a lack of sufficient samples, but more likely due to high variability of sample grades. Pairwise relative correlograms were used in the analysis to try and moderate the data variability, however, this did not appear to make much difference to the result. The nugget effects for gold and silver were observed to be quite high, in the order of 60% to 65% of the total sill. Ranges were typically less than five metres, except in the downhole direction.

For Cata, the Sage model was broadly aligned with the known geological directions for both silver and gold. Ranges for the major and semi-major axes were, respectively, 22 m and 18 m for silver and 43 m and 21 m for gold. Nugget effects for both silver and gold were very large, measuring approximately 70% to 75% of the total sill. These results were confirmed by GSLIB.

In Scott Wilson RPA’s opinion, the geostatistics indicate that there is relatively weak although measureable spatial correlation within the zones. Variability between samples is quite high even across distances of less than 10 m. This suggests that local block grade estimates will not be accurate, even in the densely sampled portions of the zones.

GRADE INTERPOLATIONS

Blocks were interpolated for AgXL, AuXL, and width. Gold and silver grades were back-calculated by dividing the estimated accumulated metal value (e.g., AgXL or AuXL) by the estimated width weighting factor. The interpolations were carried out using ID3 weighting. The accumulated metal values were calculated for each sample using the capped grades and the sample widths.

The interpolations were run in two passes: one using a radius of 25 m and a second using a 50 m radius. The 25 m search was derived from the geostatistical analysis, which indicated that spatial correlation appeared to be negligible beyond that distance. The 50 m radius was used to fill blocks, just in the Inferred category, where the data generally comprised widely spaced drill intercepts.

For the 25 m search pass, the estimate was constrained to a minimum of two samples and a maximum of ten. The minimum sample constraint was lowered to one for the 50 m pass.

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BLOCK MODEL VALIDATION

The block grades were validated using the following methods:

  Calibration of the block model with recent production results.

  Visual inspection of the block grades and comparison with data values.

  Comparison of global block and sample means.

The block grades were observed to honour the sample grades reasonably well. It is apparent that in some areas, grade smoothing has occurred, particularly in places with widely varying sample grades. Sections and level plans showing the block grades compared with the samples are provided in Appendices 2 and 3, respectively.

A portion of the Cata Clavos block model encompassed a section of the mine that had been mined out. The block models were interpolated several times, each time using slightly different parameters, and the blocks within the mined-out portions were then compared with recent production results. The parameters most commonly altered were the top cuts for the chip samples. By varying the cap values, and incorporating a factor for dilution, it was possible to obtain good agreement between block grades and the production. In Scott Wilson RPA’s opinion, reconciliation is the most effective means of validating a block model estimate. Scott Wilson RPA recommends that for future estimates, the production should be compared to the previous year’s block model to see if adjustments to the parameters for the current year’s model are required.

A comparison of the mean block and sample grades are provided in Table 17-8. In Scott Wilson RPA’s opinion, there is reasonable agreement between the block and sample means, with the possible exception of the silver in Santa Margarita. Scott Wilson RPA reviewed the Santa Margarita block model and found that a large portion of it had been estimated by drill samples only and the averages were weighted by these blocks. When the comparison is run using only drill samples, there is much better agreement with the blocks.

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TABLE 17-8 COMPARISON OF BLOCK AND SAMPLE MEANS
Great Panther Silver Limited - Guanajuato Mine

Zone	Mean Au (g/t)		Pct Diff	Mean Ag (g/t)		Pct Diff
	Sample	Block		Sample	Block
Cata Clavos	1.34	1.21	-9.7%	287.5	274.8	-4.4%

Los Pozos	0.65	0.78	20.0%	162.2	156.7	-3.4%

Santa Margarita	3.34	3.90	16.8%	29.7	68.8	131.6%
Santa Margarita - ddh only	4.07	3.90	-4.2%	72.5	68.8	-5.1%

CUT-OFF GRADE

The cut-off is based on a silver equivalence value (AgEq) value derived using metal prices of US$1,150/oz Au and US$17.67/oz Ag with provision for metallurgical recoveries. The equivalence ratio used for resource reporting was 60.8 Ag:1 Au. The cut-off grade applied to the Mineral Resources was 136 g/t AgEq.

CLASSIFICATION

The blocks were classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions). The block class assignment was carried out manually using the following guidelines:

  All blocks that received an estimate (i.e., within 50 m of a sample and contained within an interpreted geological wireframe) were assigned at least an Inferred category.

  Blocks within 10 m up or down-dip of a sampled development heading or stope were classed as Measured.

  The Indicated category was assigned to blocks extending for an additional 10 m up or down-dip of the Measured blocks,

Or,

  Blocks within 10 m up and down-dip from a development heading with no sample data,

Or,

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  Blocks within 10 m of the end of a stope or development heading that stopped in the zone,

Or,

  In areas where relatively close-spaced drilling (i.e., 25 m centres or less) showed that the mineralization continued beyond the 20 m distance from a development heading, the Indicated category was extended to 10 m below the last tier of holes.

MINERAL RESERVES

SUMMARY

Scott Wilson RPA has estimated the Mineral Reserves for the Guanajuato Mine as presented in Table 17-9. The estimate was prepared by R. Dennis Bergen, P. Eng., Associate Principal Mining Engineer with Scott Wilson RPA. Mr. Bergen is independent of GPR as per the criteria set out in NI 43-101. This is the first reported Mineral Reserve estimate for GMC.

Mineral Reserves for the Cata Clavo, Los Pozos, and Santa Margarita deposits were estimated from the mineral resource block models using a cut-off grade of 185 g/t AgEq. Plans and sections were reviewed to estimate the extraction, dilution, and dilution grade, and blocks above the cut-off grade were factored for dilution and extraction. No Inferred Mineral Resources were included in the Mineral Reserve estimate.

TABLE 17-9 GUANAJUATO MINERAL RESERVE ESTIMATE - OCTOBER 31, 2010
Great Panther Silver Limited - Guanajuato Mine

		Au	Contained	Ag	Contained	Contained
	Tonnage	Grade	Au	Grade	Ag	AgEq
Zone	(kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000

Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000

Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 185 g/t AgEq.
3.	Mineral Reserves are estimated using an average gold price of US$1,150 per ounce and an average silver price of US$17.67 per ounce.
4.	Minimum mining width is 1.5 m.
5.	Bulk density is 2.65 t/m3.
6.	Totals may not agree due to rounding.

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CUT-OFF GRADE

The cut-off grade for Mineral Reserves was estimated based upon the metal prices selected and current operating costs and metallurgical performance. Smelter terms consistent with experience and the 2010 terms were included for the treatment of the sulphide concentrates. The factors used in the cut-off grade determination are outlined in Table 17-10.

TABLE 17-10 CUT-OFF GRADE DETERMINATION
Great Panther Silver Limited - Guanajuato Mine

Description	Units	Value
Recovery to Sulphide Concentrate
Silver	%	88.0
Gold	%	88.0
Sulphide Concentrate Grades
Silver	oz/t	13,500
Metal Prices
Silver	US$/oz	17.67
Gold	US$/oz	1,150.00
Silver Equivalence		65.08
Sulphide Concentrate
Payable Silver	%	95.0
Payable Gold	%	95.0
Moisture content	%	13
Transport Charges	$/wmt	80.0
Treatment Charges
Treatment Charges	$/dmt	200.0
Silver refining	$/oz	0.30
Gold refining	$/oz	6.00
Penalties	$/dmt	0.25
Operating Costs
Mining	US$/t	46.60
Milling	US$/t	16.78
G&A	US$/t	21.69
Operating Cost per Tonne	US$/t	85.07

Cut-off Grade	g/t AgEq	185

GPR indicates that the cut-off grade applied in the daily operation of the mine at the time of the site visit was 140 g/t Ag to 150 g/t Ag, and in Santa Margarita, which is a gold rich deposit, the cut-off grade applied was 2.4 g/t Au. Scott Wilson RPA notes that these grades are lower than the fully costed cut-off grade, but that the decision about ore or waste when operating should be based upon the current prices and variable costs at that time. Additionally, the use of an incremental cut-off grade is also valid as long as the lower grade material must be taken as part of the mining process and it does not displace higher grade material at the plant.

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DILUTION

Dilution estimates were made based upon a review of the plans and sections and considering the conditions in the stopes visited at the mine. The dilution estimates range from 15% to 20% and are summarized in Table 17-11.

The grade of diluting material was estimated from a review of block grades for material beyond the 185 g/t AgEq cut grade blocks. The silver and gold grades of diluting material were back-calculated from the equivalent grades and the average stope grades to provide values for silver and gold dilution.

TABLE 17-11 DILUTION ESTMATES
Great Panther Silver Limited - Guanajuato Mine

Area	Dilution	AgEq	Ag	Au
	(%)	(g/t)	(g/t)	(g/t)
Cata Clavo	20	100	80	0.3
Los Pozos	15	100	80	0.3
Santa Margarita	20	75	10	1.0

EXTRACTION

The extraction of the mineral resources was estimated from the review of the block model plans and sections. The estimate also took into consideration the rock mechanics guidance at the site which indicated that the maximum width that could be extracted without pillars is nine metres for Cata Clavo and twelve metres for Los Pozos. The extraction estimates for the various zones are summarized in Table 17-12.

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TABLE 17-12 EXTRACTION ESTIMATES
Great Panther Silver Limited - Guanajuato Mine

Headings	Extraction
Cata Clavo	80%
Alto 1, 1A and 2	85%
Los Pozos	85%
Santa Margarita	90%

The Cata Clavo extraction estimates include provision for pillars in areas greater than nine metres in width. In most cases, these wider areas are also higher grade, and management is considering alterative mining methods and backfill materials to increase the extraction of the higher grade material in these areas. In both Los Pozos and Cata Clavo, there may be other forms of ground support, such as cemented fill or cable bolts, which would permit extraction of wider spans.

A minimum width of 1.5 m was used for the Mineral Reserve estimate. This is consistent with the practice on site where very narrow zones are selectively extracted.

RECONCILIATION OF RESOURCES TO PRODUCTION

As there has not been any mineral reserve estimate at the GMC until present, no reconciliation of production to mineral reserves has been done. GPR has maintained a “reconciliation” between mine production and mill feed based upon cut chip sampling assays for each mining area. The results of the ongoing “reconciliation” are shown in Table 17-13.

Production from the 460L Cata Veta Madre zone was compared to the mineral resource for the same area. The grades of ore mined at 1.44 g/t Au and 305 g/t Ag correlate reasonably with the average grade for the Veta Madre Indicated Resource as estimated by Wardrop (2009), which was 0.99 g/t Au and 339 g/t Ag.

Scott Wilson RPA recommends that management:

  maintain the resource/reserve estimate on a monthly basis;
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  maintain the same parameters for estimation for some period of time and maintain records of changes to assumptions and parameters (such as cutting levels);

  maintain a monthly reconciliation of resources, reserves, and other material as compared to the mill production.

TABLE 17-13 MINE VS. MILL RECONCILIATION AND VARIANCE ANALYSIS
Great Panther Silver Limited - Guanajuato Mine

	Tonnes	Weighted Average
		Gold (g/t)	Silver (g/t)
RESOURCES
430L (Veta Alto)	748	1.39	236.66
430L (Veta Madre)	9,924	1.35	282.40
460L (Veta Madre)	70,668	1.44	305.22
490L (Veta Madre)	9,413	1.26	276.98
490L (Vetas Alto)	9,659	1.09	213.84
Los Pozos 310L	18,936	1.36	281.05
Los Pozos 345L	3,850	1.09	253.44
Sta Margarita 390-81	407	3.08	92.07
Sta Margarita 390-85	5,608	6.48	46.01
RESOURCES Grand Total	129,212	1.60	277.18

OTHERS (NOT PART OF RESOURCES)
320L (NPR)	41	0.88	176.00
V414/417L (Veta Madre)(NPR)	8,782	2.01	370.18
345 - 500 S	5,538	1.47	277.21
365- 400 S	7,134	1.62	319.34
390 - 81 Sn Pio	24	1.20	202.00
390 – 130	9,190	1.44	264.29
390 – 405	143	1.05	202.20
PROMONTORIO
Nivel 75 (NPR)	57	0.84	151.92
Nivel 35 (NPR)	1,219	3.13	182.83
GUANAJUATITO
.+45L (NPR)	313	2.07	65.06
20L (NPR)	11,914	1.70	271.06
50L (NPR)	27,357	1.67	249.73
80L (NPR)	4,864	1.31	192.56
OTHERS (NPR) Grand Total	76,576	1.66	271.41

Grand Total	205,788	1.62	275.03

MILLING DATA JAN 2009 TO JUN 2010
Ore milled	207,808	1.67	270.44

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RESERVE CLASSIFICATION

Measured Mineral Resources were converted to Proven Mineral Reserves and Indicated Mineral Resources were converted to Probable Mineral Reserves. Inferred Mineral Resources were not converted to Mineral Reserves.

Scott Wilson RPA considers these categories to be appropriate based upon the information in the mineral resource estimates and the current mining experience at the deposits.

MINERAL RESERVE ESTIMATE DETAILS

The block model wireframes for the mineral resource/mineral reserve block model were current as of August 30, 2010 for Cata Clavo, September 30, 2010 for Los Pozos, and October 30, 2010 for Santa Margarita. Production for these zones up to October 31, 2010, was deducted from the diluted, extractable mineral reserve estimate. The block model reserve estimate and the production deducted from the block model estimate are shown in Tables 17-14 and 17-15 and the detailed mineral reserve estimate is shown in Table 17-16. The block model estimate is shown before rounding and the detailed mineral reserve estimate has been appropriately rounded.

TABLE 17-14 BLOCK MODEL RESERVE ESTIMATE
Great Panther Silver Limited - Guanajuato Mine

	Tonnage	Au Grade	Contained Au	Ag Grade	Contained Ag
		(g/t)	(oz)	(g/t)	(oz)
Proven Mineral Reserves
Cata – Madre	48,797	1.26	1,977	333	521,806
Cata - Alto 1	30,654	2.20	2,173	296	292,128
Pozos	70,782	1.28	2,916	303	690,172
Santa Margarita BX	7,251	4.52	1,054	20	4,590
Total Proven	157,483	1.60	8,119	298	1,508,696

Probable Mineral Reserves
Cata – Madre	2,097	0.91	61	187	12,619
Cata - Alto 1	21,620	1.02	707	224	155,972
Cata - Alto 1a	21,580	2.50	1,731	605	419,520
Cata - Alto 2	13,489	2.22	961	680	294,925
Pozos	68,649	1.03	2,282	261	577,115

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	Tonnage	Au Grade	Contained Au	Ag Grade	Contained Ag
		(g/t)	(oz)	(g/t)	(oz)
Santa Margarita BX	30,356	6.70	6,536	16	15,183
Santa Margarita FWSTK	16,591	4.80	2,558	19	9,906
Total Probable	174,383	2.65	14,837	265	1,485,240

Proven & Probable	331,866	2.15	22,956	281	2,993,936

The deductions from the block model mineral reserves were taken first from Proven Mineral Reserves and, if there were insufficient Proven Mineral Reserves compared to the production, the production was deducted from the Probable Mineral Reserves.

TABLE 17-15 PRODUCTION DEDUCTED FROM BLOCK MODEL TOTALS
Great Panther Silver Limited - Guanajuato Mine

	Tonnage	Au Grade	Contained Au	Ag Grade	Contained Ag
		(g/t)	(oz)	(g/t)	(oz)
Proven Mineral Reserves
Cata - Madre	4,850	1.11	173	232	36,147
Cata - Alto 1	200	1.10	7	263	1,674
Pozos	5,400	1.15	200	230	39,939
Total Proven	10,450	1.13	380	232	77,760

Probable Mineral Reserves
Cata - Alto 2	1,189	1.14	44	260	9,939
Total Probable	1,189	1.14	44	260	9,939

Proven & Probable	11,634	1.13	423	234	87,699

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TABLE 17-16 PROVEN AND PROBABLE MINERAL RESERVE ESTIMATES AT OCTOBER 31, 2010
Great Panther Silver Limited - Guanajuato Mine

	Tonnage	Au	Contained	Ag	Contained	Contained
		Grade	Au	Grade	Ag	AgEq
Zone	(kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)
October 31 2010 Proven Mineral Reserves
Cata - Madre	44.0	1.28	1,800	344	486,000	603,000
Cata - Alto 1	30.5	2.21	2,170	296	290,000	431,000
Pozos	65.4	1.29	2,720	309	650,000	827,000
Santa Margarita BX	7.3	4.47	1,050	21	5,000	73,000
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000
October 31 2010 Probable Mineral Reserves
Cata - Madre	2.1	0.91	60	187	13,000	17,000
Cata - Alto 1	21.6	1.02	710	225	156,000	202,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	68.6	1.03	2,280	262	577,000	725,000
Santa Margarita BX	30.4	6.69	6,540	15	15,000	441,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000
Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000
						-
October 31 2010 Proven & Probable Mineral Reserves
Cata - Madre	46.1	1.25	1,860	337	499,000	620,000
Cata - Alto 1	52.1	1.72	2,880	266	446,000	633,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	134.0	1.16	5,000	285	1,227,000	1,552,000
Santa Margarita BX	37.7	6.26	7,590	17	20,000	514,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut- off grade of 185 g/t AgEq.
3.	Mineral Reserves are estimated using an average gold price of US$1,150 per ounce and an average silver price of US$17.67 per ounce.
4.	The minimum mining width is 1.5 m.
5.	Bulk density is 2.65 t/m3.
6.	Numbers may not add due to rounding.

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18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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19 ADDITIONAL REQUIREMENTS

The GMC consists of several producing deposits located on the Property, plus a number of historical producing areas and zones which are being or planned to be explored. The operation includes exploration, development, and production from underground mineral resources and a 1,200 tpd capacity processing plant located within the city of Guanajuato. The flotation plant produces a sulphide concentrate which is sent for treatment in Mexico. Tailings are stored in a facility located approximately 0.6 km from the mill.

GPR officially commenced production at Guanajuato in June 2006 at a throughput of 400 tpd. Since that time GPR has refurbished the other two grinding mills and the flotation circuit and maintained production from a number of sources within the GMC.

The GMC consists of three main mine areas, Valenciana, Cata Clavo, and Rayas. At this time, there is no production from the Valenciana area. Mining is underway at the Cata Clavo and on two new discoveries, the Los Pozos and Santa Margarita structures, in the Rayas area in addition to relatively less important areas such as pillar recovery from old workings in the Cata and Rayas areas, Promontorio and Guanajuatito..

This report focuses on the current main active mining areas of Cata Clavo, Los Pozos, and Santa Margarita. A schematic long section of the GMC in Figure 19-1 shows the main mine areas and the active working zones.

In general, mining utilizes the mechanized cut and fill method with waste rock backfill. Ore is hauled by truck and rail haulage to shafts for hoisting to surface. The mine has operated at an average rate of 390 tpd for the period to September 2010. Production in July, August, and September has been approximately 400 tpd. Supervision is done by company personnel, but all of the miners are contract miners.

In 2010, to the end of September, the Guanajuato mill produced 764,819 oz silver and 4,784 oz gold, from milling 105,050 tonnes of ore. The average ore grade was at 257 g/t Ag, and 1.61 g/t Au and recovery was 88.1% for silver and 87.9% for gold.

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4.2 km (2.6 miles)
Northwest
GUANAJUATITO
VALENCIANA
CATA
RAYAS
PROMONTORIO
Southeast
Guanajuatito
Valenciana
San Vicente North
Rayas Clavo
Promontorio
Valenciana
Cata Clavo Resource
Rayas Clavo
DEPTH POTENTIAL
DEPTH POTENTIAL
WEST BLOCK
CENTRAL BLOCK
EAST BLOCK

Legend:

- Area Worked in Spanish Era
- Area Worked in 20th Century
- Area with Exploration Potential
- Existing Shaft
- Drill Hole Pierce Point

0 20 40 60 80 100
Metres

Figure 19-1

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Schematic Long Section
Guanajuato Mine Complex
(Looking NE)

January 2011

Source: Great Panther Silver Limited, 2010.

19-2

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MINING OPERATIONS

Mine production since the commencement of operations by GPR is summarized in Table 19-1. GPR initially increased throughput but then refocused on increasing the feed grade with a resulting reduction in the feed tonnage.

TABLE 19-1 ANNUAL MINE PRODUCTION
Great Panther Silver Limited - Guanajuato Mine

Year	Tonnes Mined	Ag (g/t)	Au (g/t)
2006	86,110	58	0.55
2007	203,968	113	0.86
2008	155,079	203	1.40
2009	138,516	275	1.79
Sep 2010 YTD	103,909	248	1.48

For the period from January 2009 to June 2010 the production was 53% tonnage from the Cata Clavo, 25% from Rayas, 22% from Guanajuatito, and 1% from Promontorio. In September 2010, all of the production was from Rayas and Cata Clavo.

Mine production for 2009 and September YTD 2010 is shown in Table 19-2. The daily production rate for 2009 and 2010 was from 379 tpd to 385 tpd while the plan was to increase from a rate of 416 tpd in 2009 to a rate of 456 tpd in 2010.

TABLE 19-2 MINE PRODUCTION 2009 AND 2010
Great Panther Silver Limited - Guanajuato Mine

Area	2009 Act	Sep 2010 Act
Tonnes Milled	138,572	103,909

Ag Eq Grade (g/t)	321	341
AgEq oz (000)	1,431	1,137

The monthly production and grade performance for the GMC are shown in Figures 19-2 and 19-3.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-3

SCOTT WILSON RPA	www.scottwilson.com

The 2009 LOM plan prepared by GPR included an increase in the production rate to 600 tpd in 2011 and 825 tpd in 2012. The mine operated at 558 tpd in 2007.

FIGURE 19-2 2009 AND 2010 MONTHLY MINE TONNAGE

FIGURE 19-3 2009 AND 2010 MONTHLY SILVER GRADE

CATA CLAVO

Mining of the Cata Clavo is down to the 490 level where development and stoping are being carried out on the Veta Madre and Alto 1 veins. The Cata Clavo has consistently provided approximately half of the mine production. For the first half of 2010, the average production from the Cata Clavo was 196 tonnes per calendar day.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-4

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Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1595 elevation (505 level) to the 1665 elevation (435 level). The mining area is up to 100 m long and up to 15 m wide. The Alto 1, Alto 1a, and Alto 2 are located on the hanging wall side of the Cata Clavo Madre vein and the multiple zones are close to one another. In some areas, the combined Veta Madre, Alto 1, Alto 1a, and Alto 2 generate an overall width exceeding 30 m. A cross section of the Cata Clavo is shown in Figure 19-4 and a level plan of the block model and wireframe is shown in Figure 19-5.

The Cata Clavo zone is being mined by mechanized cut and fill method. There is a ramp in the hangingwall which provides access to sublevels that are spaced 30 m apart. The ramp is approximately four metres by four metres and has little ground support installed. The footwall of the ramp is uneven in places and the overall development is rougher than at Los Pozos. At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein. The vein is then opened to its full width or, if the zone is too wide, to a maximum of nine metre wide. In wider zones, it is necessary to either install cable bolts and/or leave pillars.

Mining then progresses upwards in three metre lifts using breasting to mine the ore. As ore is removed, waste fill is placed in the void. There are electric hydraulic jumbos for drilling, 3.5 yd.3 load-haul-dump units (LHDs) for mucking, and 10 t trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-5

SCOTT WILSON RPA www.scottwilson.com

100 E
150 E
200 E
250 E
300 E
1800 el
1750 el
1700 el
1650 el
1600 el
1550 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 19-4

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section 88CA
Cata Zone

19-6

SCOTT WILSON RPA

850 E
900 E
950 E
1000 E
1050 E
-2750 N
-2800 N
-2850 N
-2900 N
N
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
EUG07-004
UG08-043
EUG07-001
EUG08-032
EUG07-002
EUG08-012
EUG08-016
EUG08-022
EUG08-023
EUG08-013
EUG08-025
UG09-075
UG09-073
UG09-076
EUG08-020
January 2011

Figure 19-5

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Plan View 1645 Level
Cata Zone

www.scottwilson.com

19-7

SCOTT WILSON RPA	www.scottwilson.com

The production from the Cata Clavo vein since January 2009 is shown in Table 19-3.

TABLE 19-3 CATA CLAVO MONTHLY PRODUCTION
Great Panther Silver Limited - Guanajuato Mine

Month	Tonnes	Au (g/t)	Ag (g/t)
	Mined
Jan-09	6,372	1.61	335
Feb-09	4,110	1.57	364
Mar-09	6,457	1.35	322
Apr-09	6,032	1.37	281
May-09	4,732	1.24	239
Jun-09	6,872	1.69	368
Jul-09	6,543	1.97	360
Aug-09	6,337	1.55	366
Sep-09	6,950	1.58	313
Oct-09	6,445	1.88	307
Nov-09	6,395	1.48	293
Dec-09	6,255	1.32	233
Jan-10	5,437	1.14	229
Feb-10	5,334	1.13	253
Mar-10	6,902	1.07	223
Apr-10	5,934	1.36	305
May-10	5,418	1.37	308
Jun-10	6,709	1.00	244
Jul-10	5,934	1.13	239
Aug-10	6,085	1.18	237
Sep-10	5,482	1.14	207
Total	126,735	1.39	288

The rock stability has been assessed by Roland Tosney, P.Eng., of JRT GeoEngineering, who visited the site over the period June 6 to 10, 2010. For five metre widths at Cata Clavo, only rock bolt support is required. For widths over five metres but less than nine metres, cable bolts are required for support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones over nine metres wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four metre cable bolts.

On the 490 level, the mining has not yet commenced in the Alto vein. The Alto vein is wider than the Madre veins and has a shallower dip.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-8

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LOS POZOS

Development of Los Pozos was extended from the 298 and 310 levels to the 345 level. There is still a partial lift above the 298 level which is to be mined in the future. Ore production from Los Pozos commenced in September 2009 and the production history is summarized in Table 19-4.

The Los Pozos zone is up to 15 m wide and up to 100 m along strike. Access has been provided from the 275L to the 345L by a Footwall ramp. A second ramp is being driven from the 390 level towards the 345L. The ramp development was good with an even footwall and good ground conditions.

The Los Pozos deposit is a relatively steeply dipping structure that has been identified for mining from the 1825 elevation (275 level) to the 1715 elevation (385 level). A cross section of the Los Pozos deposit is shown in Figure 19-6 and a level plan of the block model and wireframe is shown in Figure 19-7.

Los Pozos is being mined by mechanized cut and fill method. There is a ramp in the footwall which provides access to sublevels that are spaced approximately 35 m apart. The ramp is approximately four metres by four metres and has little ground support installed. At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein. The vein is then opened to its full width or, if the zone is too wide, to a maximum of 12 m wide. In wider zones, it is necessary to either install cable bolts and/or to leave pillars.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-9

SCOTT WILSON RPA www.scottwilson.com

50 E
100 E
150 E
200 E
250 E
1900 el
1850 el
1800 el
1750 el
1700 el
1650 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 19-6

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section Row 50
Los Pozos Zone

19-10

Figure 19-7
Great Panther Silver Limited
Guanajuato Mine
Guanajuato State, Mexico
Plan View 1805 Level
Los Pozos Zone
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
N
1250 E
1300 E
1350 E
1400 E
1450 E
1500 E
-2800 N
-2850 N
-2900 N
-2950 N
-3000 N
0 10 20 30 40 50
Metres
January 2011

SCOTT WILSON RPA

www.scottwilson.com

19-11

SCOTT WILSON RPA	www.scottwilson.com

The production from the Los Pozos zone since January 2009 is shown in Table 19-4.

TABLE 19-4 MONTHLY PRODUCTION LOS POZOS
Great Panther Silver Limited - Guanajuato Mine

Month	Tonnes	Au (g/t)	Ag (g/t)
	Mined
Sep-09	245	0.98	205
Oct-09	1,255	2.08	367
Nov-09	798	1.59	277
Dec-09	2,688	1.96	338
Jan-10	1,945	2.15	517
Feb-10	2,655	1.10	280
Mar-10	3,036	1.03	216
Apr-10	3,169	1.20	241
May-10	2,808	1.03	198
Jun-10	4,186	0.87	222
Jul-10	5,086	1.52	257
Aug-10	4,970	1.40	279
Sep-10	5,786	1.92	316
Total	38,627	1.44	280

Mining then progresses upwards in three metre lifts using breasting to mine the ore. As ore is removed, waste fill is placed in the void. There are electric hydraulic jumbos for drilling, 3.5 yd.3 LHDs for mucking, and 10 t trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability was assessed by Roland Tosney in 2010. For five metre widths at Los Pozos, only rock bolt support is required. For widths over five metres but less than 12 m, cable bolts are required for support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones over 12 m wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four metre cable bolts.

SANTA MARGARITA

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 435 level. The ramp has an uneven footwall and switchbacks at the extents of the vein as the ramp has been driven on the vein. The ramp has been driven from the 1710 elevation (390 level) to the 1665 elevation (435 level). Extraction by cut and fill mining methods was underway using the on-vein ramp for access.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-12

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Santa Margarita has been producing ore since March 2009 (Table 19-5). A cross section of the Santa Margarita deposit is shown in Figure 19-8 and a level plan of the block model and wireframe is shown in Figure 19-9.

TABLE 19-5 MONTHLY PRODUCTION SANTA MARGARITA
Company Name – Project Name

Month	Tonnes	Au (g/t)	Ag (g/t)
	Mined
Mar-09	407	3.08	92
Apr-09	1,005	5.87	18
May-09	62	2.97	8
Jun-09	46	4.12	6
Jul-09	411	5.34	26
Aug-09	367	4.53	142
Sep-09	1,365	5.55	87
Oct-09	311	5.42	51
Nov-09	883	6.14	16
Dec-09	363	11.82	15
Jan-10	148	2.59	35
Feb-10	250	3.36	26
Mar-10	319	18.20	19
Apr-10	32	3.98	34
May-10	47	1.85	62
Jun-10	-
Jul-10	508	5.60	26
Aug-10	922	5.40	27
Sep-10	922	8.20	31
Total	8,368	6.33	43

Santa Margarita is a gold rich deposit and a cut-off grade of 2.4 g/t Au is used for this area. The Santa Margarita deposit is steeply dipping and narrow. Development of Santa Margarita has consisted of an exploration/production ramp driven on the zone. A second ramp is in place to facilitate ongoing ramp access to the levels below the 435L

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-13

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100 E
150 E
200 E
250 E
1750 el
1700 el
1650 el
1600 el
1550 el
1500 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 19-8

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section Row 19
Santa Margarita Zone

19-14

1300 E
1350 E
1400 E
1450 E
1500 E
1550 E
-3300 N
-3350 N
-3400 N
-3450 N
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
N
0 10 20 30 40 50
Metres
January 2011
SCOTT WILSON RPA
www.scottwilson.com

Figure 19-9

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Plan View 1680 Level
Santa Margarita Zone

19-15

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OTHER DEPOSITS

There are other mineral deposits located within the GMC. Some of these are past producers and others remain as potential feed sources. No mineral resources or mineral reserves have been identified on these zones, which are shown on Figure 19-1 and described briefly below.

The Valenciana deposit has development on the 320 level and a ramp from the 320 level into the HW. GPR plans to drill beneath the Tepeyac shaft and other areas beneath the Valenciana deposit. The Cooperative mined below the 280 level to the 430 level from a number of poorly laid out stopes. The Valenciana was the richest mine until the 280 m level was reached. Below this level, there remain large unexplored areas which have exploration potential.

The Guanajuatito deposit has been mined to the 80 level on Zona Norte. This area is mined out, but GPR has driven a drift in the hanging wall to the 110 m level, which provides a drill platform to explore deeper sections. The first four diamond drillholes completed from this platform reportedly encountered “ore grade” material. A ramp has been planned to access the Zona Norte on the 120 level.

The main Rayas deposit has been extensively mined to the 435 level and partially mined to the 475 level. A major deep drilling exploration program is underway and will be completed in 2011. This area represents exploration potential with two “ore” grade intercepts at the 250S section to the 550 level and open for another 250 m on strike to the southern boundary of the GMC property.

The San Telesforo deposit had been partially mined by operators prior to the Cooperative. Exploration drilling has started with promising intercepts. This deposit is considered to have exploration potential over a limited area.

The San Ignacio property area covers approximately four kilometres of strike length on the La Luz multiple vein system which is five kilometres west of the Veta Madre system. It includes an old mine which was stopped in 2001, as the grades were poor (<1 g/t Au and 110 g/t Ag). Mining was carried out over a 500 m strike length on one vein, but there is evidence of three to four separate veins on surface some 700 m to the north of the old mine workings and there may be potential for resource development. This area is adjacent to Endeavour Silver’s Bolanitos area. Exploration drilling at San Ignacio started in October 2010, and continues. The initial intercepts from the first four drillholes were positive and the San Ignacio property represents exploration potential.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-16

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The Promontorio is located on the far south end of the property and current mining extends from the 35 level with a ramp on part of the vein which was not exploited in the past. It has a 20 m to 30 m strike length and is 2.5 m to 3.0 m wide. This is a small area which has been drilled in the past, and the old stopes are considered to be unsafe to enter.

Other sources of ore include the recovery of pillars and ore remnants in worked out areas of the mine. GMC currently works two such areas with limited production.

GEOTECHNICAL CONSIDERATIONS

As mentioned above, the rock stability was assessed by Roland Tosney, P.Eng., of JRT GeoEngineering, who visited the site over the period June 6 to 10, 2010. Tosney undertook the following tasks:

  Geotechnical mapping of various underground development and production workings.

  Geotechnical logging of representative diamond drill core.

  Collection of representative diamond drill core samples for laboratory testing.

  Collection of relevant geological and geotechnical data from the Guanajuato site offices.

Following the site visit, Tosney prepared a draft report dated October 2010.

For the areas reviewed in Los Pozos, the estimated rock mass rating (RMR76) varied from 63 to 82 indicating good to very good rock conditions. The areas visited in Cata Clavo had the same RMR76 range. In the Santa Margarita area, the RMR76 ranged from 71 to 87. A description of rock mass classifications is shown in Table 19-6.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-17

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TABLE 19-6 ROCK MASS CLASSIFICATION DESCRIPTIONS
Great Panther Silver Limited - Guanajuato Mine

Description	RMR76
Very Poor	< 20
Poor	40 – 21
Fair	60 – 41
Good	80 – 61
Very Good	100 – 81
Extremely Good	––

PROPOSED GROUND SUPPORT SYSTEMS

Tosney proposed two classifications for ground support at GMC. For one class where conditions are good and there is no history of poor ground or water concerns, Tosney suggests that spot bolting would be a suitable ground support scheme. For other areas where support is required, Tosney made recommendations for permanent, temporary, and production support as shown in Table 19-7.

TABLE 19-7 GROUND SUPPORT RECOMMENDATIONS
Great Panther Silver Limited - Guanajuato Mine

				Bolt Pattern	Mesh
		Bolt Length	Bolt Spacing	Coverage	Coverage
Excavation Type	Man Entry	(m)	(m)	(%)	(%)
Permanent	Yes	2.4	1.5 – 2.0	100	100
Temporary	Yes	2.4	1.5 – 2.0	75	75
Production	No	2.4	1.5 – 2.0	50	-

STOPE SUPPORT RECOMMENDATIONS

Tosney used the “stability graph” analysis for the stopes in Los Pozos and Cata Clavo. For Los Pozos, the analysis indicated a maximum unsupported width of eight metres and a supported span of 16 m, with supported spans based on six metre to nine metre long cable bolts. For Cata Clavo, the analysis indicated a maximum unsupported width of four metres and a supported span of nine metres, with supported spans based upon seven to nine metre long cablebolts. These recommendations were based on the lower bound rock mass characterization values.

Tosney also discussed alternative mining methods for the wider zones of Los Pozos and Cata Clavo and provided a number of recommendations with respect to the collection of geotechnical information and the review of ground conditions.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-18

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LIFE OF MINE PLAN

The 2009 LOM plan prepared by GPR included an increase in the production rate to 600 tpd in 2011 and 825 tpd in 2012. The mine operated at 558 tpd in 2007 and has demonstrated the ability to operate at a higher rate. However, since late 2007, appropriate cut-off grades have been applied along with good grade control procedures such that the metal production has increased over the period. For the LOM plan for this report, Scott Wilson RPA has not included ore from other sources and has maintained production at current levels of approximately 40,000 tonnes per quarter.

Scott Wilson RPA prepared a LOM plan using the average mineral reserve grades for the three mineral reserve areas. The LOM plan consumes the mineral reserves of the three deposits in an orderly fashion until the current Mineral Reserves are exhausted. The mine life based on this LOM plan is approximately two years from October 31, 2010, as shown in Table 19-8.

TABLE 19-8 LIFE OF MINE PLAN
Great Panther Silver Limited - Guanajuato Mine

	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)
Q4 '10	40,000	267	2.25	413
Q1 '11	40,000	287	2.09	422
Q2 '11	40,000	293	2.02	424
Q3 '11	41,000	298	1.90	422
Q4 11'	42,000	296	1.91	420
Q1 '12	41,000	291	2.28	440
Q2 '12	40,800	257	2.64	429
Q3 '12	35,600	266	2.46	426
Total	320,400	282	2.19	424

Scott Wilson RPA did not focus on the maximization of grade early in the plan but rather on a reasonable production rate from each area to permit extraction of all of the mineral reserve. Scott Wilson RPA recommends that GPR undertake a more detailed mine planning exercise in order to verify the production rates and schedule.

Scott Wilson RPA recommends that the LOM plan production rate be thoroughly reviewed to consider other sources of ore, new resources as they are defined, and the impact of prevailing metal prices on resources and reserves.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-19

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INFRASTRUCTURE

The GMC covers a large area with numerous shafts and ramps and an extensive network of level development.

SHAFTS

The two main shafts in use at the GMC are the General Las Rayas (Rayas) shaft and the Cata shaft. The Rayas shaft services the 0, 275, and 345 levels. The hoist is located on surface, but conveyances do not come to surface. The shaft was hand sunk and is approximately 11 m in diameter (hexagonal shape). There is a small (five to six man) cage located in the centre of the shaft and on rope guides. The 0 level can be accessed from a portal at the Rayas Mine.

The Cata shaft is used to hoist ore from the mine to a tunnel near the mill. The shaft services the 0 level and the 345 loading level. The skip size is 0.97 m x 0.96 m by 5.00 m long. Skips are hoisted at 2.875 m/s and the hoisting depth is 352 m.

There are numerous other shafts and internal shafts that either are not in use at this time or are being used to access exploration areas.

DRIFTS AND RAMPS

The mine was originally developed as a track access mine. Track haulage is still used for internal transfer of rock to the shafts for hoisting to the mill and for the movement of supplies, whereas in the main entries rubber tired units are being used. The main haulage level is the 345 level from which ore is hauled to the Cata shaft.

There are a number of internal ramps which have been driven to service and permit mechanized mining of the various zones. Currently, there are active ramps to service the Cata Clavo, Los Pozos, and Santa Margarita areas. Each of these ramps is independent of the other, however, the Cata Clavo and Santa Margarita ramps are connected by a drift on the 390 level so that equipment can move between these two zones.

In the Santa Margarita area, the ramp from the 390 level to the 435 level has a length of 384 m at a 12% grade. The Cata ramp from the 345 level to the 390 level has a length of 314 m at 15%; from the 390 level to the 470 level, a length of 428 m at 12%; and from the 470 level to the 490 level, a length of 155 m at 12%.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-20

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The Pozos ramp is 310 m long at 12% from the 310 level and 291 m long at 12% from the 345 level.

The drifts in the Cata Clavo and Los Pozos zones are 3.5 m x 3.0 m.

MATERIAL HANDLING

Supplies are generally moved into the mine by rail car and, if necessary, moved in the shaft to the required level. Inside, the mine supplies may be moved again by rail car and finally by rubber tired equipment for delivery to the workplace.

Ore is hauled by rubber tired equipment to ore passes or to loading areas where rail cars are loaded directly. Ore from below the 345 level (Cata Clavo and Santa Margarita) is hauled or hoisted to the 345 level and then taken by rail to the Cata shaft where it is hoisted to surface and then hauled by a 10 tonne capacity truck a short distance to the coarse ore bin grizzly.

On the 345 level, ore haulage distance from the Rayas shaft to the main loading hopper at Cata is 1,254 m. From Pozos to the main loading hopper at Cata the distance is 684 m. From the Cata shaft to the main loading hopper at the Cata mill the distance is 203 m.

There are three locomotives: Locomotive A is diesel, 6.5 tonnes, with a capacity of 11 one-tonne mine cars; Locomotive B is a battery locomotive, 4.5 tonnes, with a capacity of eight one-tonne mine cars; Locomotive C is a battery locomotive, 3.5 tonnes, with a capacity of eight one-tonne mine cars.

Scott Wilson RPA considers the handling of ore, supplies, and materials to be typical of a large, old mine with widespread workings and mixed rail and rubber tired access. It is a labour intensive process with rehandling of items along the way.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-21

SCOTT WILSON RPA	www.scottwilson.com

BACKFILL

Mining in the Cata Clavo, Santa Margarita, and Los Pozos zones is by mechanized cut and fill method using waste rock fill. The waste rock is obtained from ramp and access development in each stoping area. Additional waste fill is dumped from surface as required. If there is insufficient development waste at some point in the future, it may be necessary to excavate waste headings to generate backfill material.

VENTILATION

Mine ventilation at the GMC is reliant upon natural ventilation. Scott Wilson RPA noted that the Cata Clavo ramp area was hot and smoky due to the operation of diesel equipment and the lack of mechanical ventilation.

The Santa Margarita ramp was also very warm and smoky as again there was diesel equipment in use in areas not serviced by mechanical ventilation.

Scott Wilson RPA recommends that GPR review the mine ventilation system and install fans and ducting for those areas where diesel equipment is being used. The review of the ventilation system should also consider the natural ventilation flows and attempt, to the extent possible, to divert fresh air to the workplaces where diesel equipment is planned to be used.

DEWATERING

Dewatering of the GMC workings is done using pumps from the 435 level to surface and from the 345 level to surface in the Rayas shaft and from the 490 level to surface and from the 345 level to surface in the Cata shaft. Average dewatering flow is 1,800 cubic metres per day. The water is pumped to the water pond at the Cata mill where it is used for process operations.

POWER

Mine power is obtained from the grid, however, the mine power supply is limited. There is 2,600 kVA available for Cata and 1,350 kVA available for Rayas. One of the diamond drilling contractors has installed a diesel generator underground to provide power to its electric powered diamond drill rig. A second contractor can only operate its electric diamond drill rig on one shift as the mine dewatering pumps must be turned off to provide power for the drill rig. Therefore, the pumps are operated on one shift and the diamond drill is operated on the other.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-22

SCOTT WILSON RPA	www.scottwilson.com

GPR plans to continue to install underground substations to increase electrical capacity in the mine, but a key limitation is the long distance between the operating areas.

COMPRESSED AIR

The compressed air supply is located on surface at each mine. Compressed air capacity is 1,150 cfm at Guanajuatito, 1,200 cfm at Cata, and 1,850 cfm at Rayas.

MINE EQUIPMENT

The GMC operations have a combination of mechanized trackless equipment with rail equipment for ore haulage and material handling. The major equipment located in each mine is listed in Tables 19-9 to 19-11.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-23

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-9 CATA MINE EQUIPMENT LIST
Great Panther Silver Limited - Guanajuato Mine

Type/Model	Description	Capacity
K-125	Compressor	125 H.P.
Atlas Copco	Compressor	200 H.P.
Hoist	OTTWANA IRON WORKS
ST 201	LHD Jarvis Clark	2.0 YD3
ST 202	LHD Jarvis Clark	2.0 YD3
ST 351	LHD Atlas Copco	3.5 YD3
ST 401	LHD Atlas Copco	4.1 YD3
Truck	MACLEAN
Locomotive	LOCOMOTORA UNIVERSAL	6 TONS
Jumbo 310-2	Sandvik DD 310
Tractor	John Deere Tractor
Kubota	Utility vehicle
Winch	hoist	2 TONS
001-200- 2010	Submersible pump	200 H.P.
002-200- 2010	Submersible pump	200 H.P.
001-100-2008	Submersible pump	100 H.P.
002-100-2008	Submersible pump	75 H.P.
001-015-2008	Submersible pump	15.H.P.
001-7.5-2008	Submersible pump	7.5 H.P.
002-7.5-2008	Submersible pump	7.5 H.P.
003-7.5-2008	Submersible pump	7.5 H.P.
004-7.5-2008	Submersible pump	7.5 H.P.
005-7.5 2009	Submersible pump	7.5 H.P.
Truck	Mercedes Benz	10 TONS
Truck	Mercedes Benz	10 TONS
Truck	Freightliner	20 TONS

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-24

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-10 RAYAS MINE EQUIPMENT LIST
Great Panther Silver Limited - Guanajuato Mine

Type/Model	Description	Capacity
Ingersoll Rand	Compressor	300 H.P.
K-150	Compressor	150 H.P.
Hoist	WELLMAN SEAVER MORGAN
ST LH 203	LHD Sandvik LH 203	2.1 YD3
ST 351	LHD Atlas Copco	3.5 YD3
ST 352	LHD Atlas Copco	3.5 YD3
ST 402	LHD Atlas Copco	4.0 YD3
ST 601	Scoop Tram Wagner	6 YD3
ST 603	Scoop Tram Wagner	6 YD3
Scissor lift	Maclean
Locomotive	Clayton	3.5 TONS
Locomotive	Clayton	3.5 TONS
Locomotive	Clayton	4.5 TONS
Jumbo 310-1	Sandvik DD 310
Winch No. 2	MALACATE CONTRATIRO	2 TONS
Kubota	Utility vehicle
001-150-2008	Submersible pump	150 H.P.
001-150-2009	Submersible pump	150 H.P.
001-005-2008	Submersible pump	100 H.P.
005-100-2008	Submersible pump	100 H.P.
001-040-2008	Submersible pump	40 H.P.
001-040-2008	Submersible pump	40 H.P
009-100-2008	Submersible pump	100 H.P.
010-100-2008	Submersible pump	100 H.P.

TABLE 19-11 OTHER AREAS EQUIPMENT LIST
Great Panther Silver Limited - Guanajuato Mine

Mine	Type/Model	Description	Capacity
Valenciana	Jumbo 310-3	Sandvik DD 310

San Vicente	Scissor Lift	Maclean

Guanajuatito	K-100	Compressor	100 H.P.
	Gardner Denver	Compressor	150 H.P.

Scott Wilson RPA considers the equipment in service to be suitable for the mining methods at GMC. Scott Wilson RPA notes, however, that the reliance upon natural ventilation is not generally considered appropriate or sufficient for areas with diesel powered equipment.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-25

SCOTT WILSON RPA	www.scottwilson.com

GPR has additional diesel powered rubber tired equipment which is planned to be put into service in the GMC. GPR considers that there will be the potential to increase the production rate with the development and equipping of additional levels at Los Pozos and Santa Margarita and production from the Valenciana and Guanajuatito mines.

In the next year GPR plans to add three 16 tonne RDH trucks.

MINERAL PROCESSING

The process plant and metallurgy are described in section 16. The recent mill operating performance is shown in Table 19-12. The average annual daily mill production has decreased from 559 tpd in 2007 to 425 tpd in 2008 and to 380 tpd since then. However, with the higher grades the metal production has increased.

TABLE 19-12 MILL PRODUCTION DATA
Great Panther Silver Limited - Guanajuato Mine

		Head Au	Head Ag	Au Rec	Ag Rec	Au	Ag
Date	Tonnes	(g/t)	(g/t)%		%	(oz)	(oz)
Sep 2010 YTD	105,050	1.61	257	87.9	88.1	4,784	764,495
2009	138,517	1.79	275	84.78	83.29	6,748	1,019,751
2008	155,079	1.40	203	78.6	83.7	5,488	848,083
2007	203,968	0.86	113	71.0	72.8	3,794	521,225

In 2010, the concentration ratio has been 52.2 and the concentrate has contained 86 g/t Au and 12 kg/t Ag. For 2009, the concentration ratio was 59 and the concentrate contained 89 g/t Au and 13.5 kg/t Ag.

RECOVERABILITY

Silver and gold recovery at the Cata mill for the period January 2008 to September 2010 is shown in Figure 19-10. Recovery for silver and gold has improved over time. The metallurgical recovery is expected to improve in the future with the installation of new, larger flotation cells. For the LOM plan, the gold recovery is forecast to be 88% and the silver recovery is forecast to be 88%.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-26

SCOTT WILSON RPA	www.scottwilson.com

Scott Wilson RPA considers these to be reasonable and obtainable targets for the operation of the mill.

FIGURE 19-10 SILVER AND GOLD RECOVERY AT CATA MILL

TAILINGS MANAGEMENT

Flotation tailings are pumped from the mill to the tailings storage facility (TSF), which is located approximately 600 m from the mill site. The location of the TSF in relation to the Cata mill and the Rayas shaft is shown in Figures 19-11 and 19-12. The TSF consists of a dam constructed across a valley. The dam is a compacted earth fill dam which has been built in lifts. Recent lifts have been 3.5 m to 4.0 m in height and have included setbacks to decrease the overall slope of the downstream face. Access to the top of the dam is by a road that switchbacks up the face of the dam. The dam top and face have been revegetated with trees and grasses. The performance of the dam is monitored with six piezometers and there are markers for photographic reference.

The dam is now operating on lift 11 with a crest elevation of 2,148.4 m. The crest is 64 m above the floor of the valley and approximately 80 m above the toe of the dam. The dam crest is approximately 200 m long and is some 150 m from the toe. Tailings extend for 600 m upstream from the dam in the valley.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-27

SCOTT WILSON RPA	www.scottwilson.com

The most recent TSF inspection was by Dr. Raúl Vicente Orozco Santoyo, a consulting civil engineer in June 2008.

Recent tests and the installation of piezometer 7 (a full wall depth piezometer) have confirmed the operation of piezometers 5 and 6 and have indicated that the water level within the dam is low and within the safety limits.

There is an 800 m long drainage collection tunnel located beneath the dam, which extends under the tailings and is equipped with raises and decant towers to collect water from the tailings. The tunnel starts at the toe of the dam where water is collected and pumped back to the mill for reuse.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-28

SCOTT WILSON RPA

Ex-Hacienda Del Cochero (museum of the inquisition)
TAILINGS STORAGE
Grt Panther mill
CATA MILL SITE
5 Señores
San Miguel
Del Anima
RAYAS SHAFT AREA
Las Rayas
1832 ft
© 2010 INEGI
© 2010 Europa Technologies
© 2010 Google
Image © 2010 DigitalGlobe
Imagery Date: Mar 1, 2006
21° 2.013' N 101° 14.739' W elev 7203 ft

Figure 19-11

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Guanajuato Mine Complex Area

January 2011

Source: Google, 2010.

19-29

www.scottwilson.com

HDA
N
0 50 100 150 200 250
Metres

Figure 19-12

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Tailings Area

January 2011

SCOTT WILSON RPA

www.scottwilson.com

19-30

SCOTT WILSON RPA	www.scottwilson.com

PROCESS WATER

Mill process water is obtained from the recycling of water from the tailings pond and from the mine water pumped from the Cata shaft. There are two water storage ponds located at the mill site. In the dry season, reclaim water from the tailings is insufficient to operate the process and the mine water is required for the process at that time.

ASSAY LABORATORY

The assay laboratory at GMC was set up and is run by SGS. SGS is an international company which provides analytical services in a number of countries. The laboratory is a clean, well organized facility which operates three shifts per day with a staff of 15. The laboratory has the capacity to carry out approximately 250 analyses per day but is running approximately 150 per day.

Samples are received in a separate area which is equipped with drying ovens. The crushing and pulverizing is located in a separate room and each unit has its own dust collection hood. There are separate work tables for the crusher sample handling and for the pulverizer sample handling. Dust is collected and filtered outside the building.

There are facilities for fire assaying, AA, and gold, silver, copper, lead, zinc, antimony, and arsenic determinations. Fire assay furnaces are checked and recorded daily and the AA unit is calibrated by the manufacturer every six months. There is a Laboratory Information Management System (LIMS) for data management.

The laboratory runs check assays with other SGS laboratories (there is another one in the city of Durango) and the laboratory performance has been audited by an SGS team from Canada.

MARKETS

The principal commodities at the GMC are iron sulphide concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates. Scott Wilson RPA used a gold price of $1,200/oz in 2010, 2011, and 2012 and a silver price of $18.00/oz in 2010, $19.00/oz in 2011, and $18.00/oz in 2012. On January 28, 2011, the prices of gold and silver as posted on Kitco were $1,338.40/ounce and $28.01 per ounce respectively.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-31

SCOTT WILSON RPA	www.scottwilson.com

CONTRACTS

The GMC is an operating mine using contract employees and contracted services under the direction of company employed management. There are a number of contracts in place for:

  Diamond drilling in the mine (three separate contractors)

  Fifteen contracts for the supply of labour and services in the mines and plant with seven to 132 contractors covered under the contracts

  SGS contract laboratory on the site

  SGS for representation at Manzanillo for concentrate shipments

  Sales of concentrates to traders and at times to smelters

The mine maintenance contract is a fixed monthly fee plus a cost per unit operating hour for the underground equipment for servicing and repairs. There are equipment availability targets in the contract. Other maintenance contracts are based upon a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Some of the contracts have similar payment schedules and others are for support costs such as ditching and installation of pipes. Several of the mining contracts include rates for the rental of LHDs.

Security personnel are contracted based upon a daily rate per man-day for security personnel.

The SGS contract for laboratory services on site is based on a fixed monthly cost for the first 9,115 analyses and an additional cost for analyses in excess of 10,027 per month, with cost adjustments related to currency exchange rates.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-32

SCOTT WILSON RPA	www.scottwilson.com

Scott Wilson RPA considers the contracts and arrangements to be within industry norms.

ENVIRONMENTAL CONSIDERATIONS

GMC operates under the same permissions as the Cooperative since the property was acquired in 2005. The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (Profepa), the Federal office for environmental protection.

GMC has entered into the National Environmental Audit program, a voluntary audit, where the primary objective is to identify, evaluate, and control risk to the environment. This audit led to an extensive action plan which was agreed between GMC and the environmental authorities. Progress reports are provided by GPR on a quarterly basis. Successful completion of the audit action plan will result in GPR receiving the Clean Industry Certificate.

GMC has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas.

RECLAMATION AND CLOSURE

While there is no fund set aside for closure, such as a bond, the cost for closure has been estimated independently (in Mexico) to be $400,000 and “in house” at $1,000,000. Management uses the $1 M cost for accounting for asset retirement obligations. Scott Wilson RPA has included this sum as a capital cost in the LOM plan.

HEALTH AND SAFETY

The GMC accident statistics are shown in Table 19-13. Two fatal accidents are included in the statistics below.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-33

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-13 ACCIDENT STATISTICS
Great Panther Silver Limited - Guanajuato Mine

	Non LTA	LTA	Total
2009	n/a	44	44
Jan-10	2	5	7
Feb-10	2	2	4
Mar-10	7	4	11
Apr-10	2	6*	8
May-10	0	3	3
Jun-10	0	3	3
Jul-10	0	3	3
Aug-10	2	6	7
Sep-10	1	7	7
Sept 2010 YTD	16	37	53

Note: LTA includes fatality in April 2010 and one on May 2009.

In 2009, the lost time accident frequency was 42.19 (based upon one million manhours) and the severity, expressed as days lost times 1,000 divided by manhours was 2.17. To the end of September 2010, the lost time accident frequency was 31.07 and the severity was 1.73.

TAXES

Scott Wilson RPA has generated pre-tax cash flow estimates for the GMC.

CAPITAL AND OPERATING COST ESTIMATES

Capital costs have been estimated for the continuation of operations and the ongoing infill drilling and exploration and are shown in Table 19-14. Scott Wilson RPA has included a 25% contingency in the capital cost estimate.

The capital expenditures are based upon GPR’s plans to aggressively explore the GMC areas and to purchase equipment and undertake development to increase the production rate at the operation. In this regard, the capital expenditures that can be funded by the project cash flow are projected to be higher than the capital required for extracting the known mineral reserves.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-34

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-14 CAPITAL EXPENDITURE FORECAST
Great Panther Silver Limited - Guanajuato Mine

	Q4 2010	2011	2012	Total
Development	615,000	3,471,000	600,000	4,686,000
Drilling	260,000	910,000		1,170,000
Plant Equipment	137,000	288,000		425,000
Mine Equipment	417,000	2,240,000	50,000	2,707,000
Mine Closure			1,000,000	1,000,000
Contingency (25%)	357,250	1,727,250	162,500	2,247,000
Total	1,786,250	8,636,250	812,500	12,235,000

The following is excluded from the capital cost estimate:

  Owner’s head office costs
  Escalation
  Taxes
  Import duties and custom fees
  Working capital
  Sunk costs
  Costs of fluctuations in currency exchanges
  Future expansion

OPERATING COSTS

GPR has been operating the GMC and collects cost information for monthly comparison to plan. GPR considers the 2009 and 2010 costs to be the best gauge of the performance of the operation, and over this period cost collection has been more closely overseen. The GMC site operating costs are summarized in Table 19-15.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-35

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-15 GMC OPERATING COSTS 2009 & 2010
Great Panther Silver Limited - Guanajuato Mine

		Aug 2010
Area	2009 Act	Act
Mining ($000)	5,064	3,964
Processing ($000)	1,298	1,553
G&A ($000)	2,685	2,539
Electricity ($000)	925	431
Total ($000)	9,972	8,307

FX (MP:USD)	13.4675	12.7086
Tonnes Milled	138,572	93,652
Cost Per tonne ($)	71.97	88.70
Ag Eq Grade g/t)	321	309
AgEq oz (000)	1,431	929
Cost/Ag Eq oz	7.39	8.95

FX – foreign exchange

In both periods, the costs have exceeded the plan while production in terms of tonnage and equivalent silver production have fallen short of plan.

The strengthening of the Mexican Peso (MP) compared to the US dollar resulted in a 6% increase in the US dollar costs between 2009 and 2010. If the US dollar continues to weaken against the Mexican Peso, there will be additional US dollar cost increases.

Cost reporting is done with MS Excel spreadsheets. Scott Wilson RPA notes that the use of MS Excel spreadsheets can lead to inconsistencies and errors due to the changing of formulae or a failure to update formulae from month to month. Scott Wilson RPA recommends that a database approach or a simple accounting package be used for cost report presentation.

The LOM plan operating cost has been generated from the September 2010 YTD operating cost and totals $85.07 per tonne as detailed in Table 19-16.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-36

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-16 OPERATING COST ESTIMATE
Great Panther Silver Limited - Guanajuato Mine

Department	US$/t
Mining	46.60
Milling	16.78
G&A	21.69

Total	85.07

MANPOWER

The GMC is operated with contractors under the supervision of GPR management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the time of the site visit, there were 46 management personnel and 637 contractors at the site. There were also eight vacancies at the site including the site general manager’s position. A detailed breakdown is shown in Table 19-17 and Table 19-18. There are fifteen separate contractors who provide labour and services for the mining and processing operations.

TABLE 19-17 CONTRACT MANPOWER
Great Panther Silver Limited - Guanajuato Mine

				Area
Contractor	Workers	Rayas	Cata	Guanajuatito	Valenciana	San Vicente	Plant
Contractor 1	83	X	X
Contractor 2	132	X					X
Contractor 3	47	X	X	X
Contractor 4	17	X	X
Contractor 5	80		X
Contractor 6	34		X			X
Contractor 7	48	X
Contractor 8	34				X
Contractor 9	18					X
Contractor 10	61		X
Contractor 11	6	X	X
Contractor 12	9	X	X
Contractor 13	7	X	X
Contractor 14	16	X	X	X	X	X
Security	45	X	X	X	X	X	X
Total	637

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-37

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TABLE 19-18 MANAGEMENT MANPOWER
Great Panther Silver Limited - Guanajuato Mine

Department	Number
Mine	8
Geology	10
Planning	8
Plant	7
Mine Maintenance	2
Admin	11
Vacant	8
Total	54

ECONOMIC ANALYSIS

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 19-19. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

  400 tonnes per day mining from underground (160,000 tonnes per year).

  Mill recovery of 88% silver and 88% gold to concentrates.

  Gold and silver 95% payable in concentrate.

  Exchange rate MP 12.75:US$1.00.

  Metal price: US$18.46 per ounce silver and $1,200 per ounce gold.

  Net Smelter Return (NSR) includes doré refining, transport, and insurance costs.

  Revenue is recognized at the time of production.

COSTS

  Mine life: 2 years.

  Life of Mine production plan as summarized in Table 19-6.

  Mine life capital totals $12.2 million.

  Average operating cost over the mine life is $85.07 per tonne milled.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-38

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 TABLE 19- 19 GUANAJUATO LOM PLAN CASHFLOW
Great Panther Silver Limited - Guanajuato Property

			Q4 '10	Q1 '11	Q2 '11	Q3 '11	Q4 11'	Q1 '12	Q2 '12	Q3 '12	Total
Production	Ore from Own Mines	tonnes	40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
	Purchased ore	tonnes	0	0	0	0	0	0	0	0	-
	Custom Ore	tonnes	0	0	0	0	0	0	0	0	-
	Total tonnes milled		40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
Production	GP Tonnes Milled		40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
	Silver grade	g/t	267	287	293	298	296	291	257	266	282
	Gold Grade	g/t	2.25	2.09	2.02	1.90	1.91	2.28	2.64	2.46	2.19
	Silver Equivalent Grade	g/t	416	419	420	418	416	444	433	430	424

	Contained Metal
	Ore tonnes	tonnes	40,000	40,000	40,000	41,000	42,000	41,000	40,800	35,600	320,400
	Silver	oz	342,920	368,954	376,501	393,092	399,388	383,952	337,168	305,025	2,907,000
	Gold	oz	2,889	2,682	2,596	2,505	2,576	3,010	3,467	2,815	22,540

	Recovery to Iron Con
	Silver	%	88%	88%	88%	88%	88%	88%	88%	88%	88%
	Gold	%	88%	88%	88%	88%	88%	88%	88%	88%	88%
											-
	Iron Con Grades										-
	Silver	oz/t	434	434	434	434	434	434	434	434	434
	Gold	oz/t	3.66	3.15	2.99	2.77	2.80	3.40	4.46	4.01	3.37

	Iron Con
	Tonnage	t	695.3	748.0	763.3	797.0	809.7	778.4	683.6	618.4	5,894
	Ag metal	oz	301,770	324,679	331,321	345,921	351,462	337,878	296,707	268,422	2,558,160
	Au metal	oz	2,542	2,360	2,285	2,205	2,266	2,649	3,051	2,477	19,835
	Ag Equivalent	oz	471,234	473,732	475,609	485,164	494,607	514,488	500,115	433,574	3,848,522
Revenue	Metal Prices
	Silver	US$/oz	18.00	19.00	19.00	19.00	19.00	18.00	18.00	18.00	18.46
	Gold	US$/oz	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
	Peso Exchange rate	MP:USD	12.75	12.75	12.75	12.75	12.75	12.75	12.75	12.75	12.75

	Iron Con										-
	Payable Silver	%	95%	95%	95%	95%	95%	95%	95%	95%	95%
	Payable Ag metal	oz	286,681	308,445	314,755	328,625	333,889	320,984	281,872	255,001	2,430,252
	Payable Gold	%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95%
	Payable Au metal	oz	2,415	2,242	2,170	2,094	2,153	2,517	2,899	2,353	18,843

	Gross Value Payable
	Silver	US$'000s	5,160	5,860	5,980	6,244	6,344	5,778	5,074	4,590	45,030
	Gold	US$'000s	2,898	2,690	2,604	2,513	2,584	3,020	3,478	2,824	22,612
	Total	US$'000s	8,058	8,551	8,585	8,757	8,928	8,798	8,552	7,414	67,642

	Transport Charges
	Iron con moisture	%	13%	13%	13%	13%	13%	13%	13%	13%	13%
80	Transport Charges	US$'000s	62.9	67.6	69.0	72.0	73.2	70.4	61.8	55.9	533

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-39

SCOTT WILSON RPA	www.scottwilson.com

 TABLE 19-19  GUANAJUATO LOM PLAN CASHFLOW (CONT'D)
Great Panther Silver Limited - Guanajuato Property

			Q4 '10	Q1 '11	Q2 '11	Q3 '11	Q4 11'	Q1 '12	Q2 '12	Q3 '12	Total

	Treatment Charges
	Treatment Charges	US$'000s	139	150	153	159	162	156	137	124	1,179
	silver refining	US$'000s	100	108	110	115	117	112	99	89	851
	gold refining	US$'000s	14	13	13	13	13	15	17	14	113
	As & Sb Penalty	US$'000s	0	0	0	0	0	0	0	0	1
	Total	US$'000s	254	271	276	287	292	283	253	227	2,144

	Transport/Treatment/Refining	US$'000s	316.9	338.8	345.1	359.2	365.1	353.7	314.7	283.1	2,677
	Net Smelter Return	US$'000s	7,741	8,212	8,240	8,398	8,563	8,444	8,237	7,131	64,966

	NSR	US$/ton ore	193.53	205.30	205.99	204.83	203.87	205.95	201.89	200.31	202.76
	Revenue by Metal
	Silver	%	64%	69%	70%	71%	71%	66%	59%	62%	67%
	Gold	%	36%	31%	30%	29%	29%	34%	41%	38%	33%
Operating Costs
	Mining	US$'000s	1,864	1,864	1,864	1,911	1,957	1,911	1,901	1,659	14,931
	Milling	US$'000s	671	671	671	688	705	688	685	597	5,376
	G&A	US$'000s	868	868	868	889	911	889	885	772	6,949
	Total	US$'000s	3,403	3,403	3,403	3,488	3,573	3,488	3,471	3,028	27,256
	Operating Cost per Tonne	US$/t	85.07	85.07	85.07	85.07	85.07	85.07	85.07	85.07	85.07
		MP/t	1,085	1,085	1,085	1,085	1,085	1,085	1,085	1,085	1,085

	operating profit	US$'000s	4,338	4,809	4,837	4,910	4,990	4,956	4,766	4,103	37,709
Captial Costs
	Mine Development	US$'000s	615	993	789	834	855	300	300		4,686
	Mine equipment	US$'000s	417	704	444	494	598	50			2,707
	Plant equipment	US$'000s	137	43	155	-	90				425
	Mine Reclamation	US$'000s								1,000	1,000
	Drilling	US$'000s	260	325	455	130	-				1,170
0.25	Contingency	US$'000s	357	516	461	365	386	88	75		2,247
	Total Capital	US$'000s	1,786	2,581	2,304	1,823	1,929	438	375	1,000	12,235

Pre Tax Cash Flow
	Pre tax cash flow	US$'000s	2,552	2,228	2,533	3,088	3,061	4,519	4,391	3,103	25,474

	Total Pre Tax Cash Flow	US$'000s	2,552	2,228	2,533	3,088	3,061	4,519	4,391	3,103	25,474
	Cumulative Pre Tax	US$'000s	2,552	4,780	7,313	10,401	13,462	17,980	22,372	25,474

Pre Tax Net Present Value
	NPV Pre Tax	US$'000s	0%	25,474
		US$'000s	5%	23,978
		US$'000s	10%	22,602

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-40

SCOTT WILSON RPA	www.scottwilson.com

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $25.5 million over the mine life.

The Total Cash Cost is $3.01 per payable silver ounce net of gold revenue. The mine life capital unit cost is $4.62 per payable silver ounce, for a Total Production Cost of $7.63 per payable silver ounce. Total production over the project life is 19,835 ounces of gold and 2.56 million ounces of silver (3.85 million ounces of AgEq).

The pre-tax NPV at a 5% discount rate is $24 million. The Internal Rate of Return (IRR) is undefined as the project is cash flow positive from the first period considered.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

  Metal price

  Head grade

  Operating costs (Total Cash Cost)

  Capital costs

The sensitivity of the pre-tax 5% NPV base case has been calculated for -20% to +20% variations. The sensitivities are shown in Figure 19-13 and Table 19-20.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-41

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 19-13 SENSITIVITY ANALYSIS

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-42

SCOTT WILSON RPA	www.scottwilson.com

TABLE 19-20 PRE-TAX SENSITIVITY ANALYSIS
Great Panther Silver Limited - Guanajuato Mine

	Sensitivity to Silver Price
		NPV@0%	NPV@5%
	$/oz	$ M	$ M
0.8	14.40	16.5	15.4
0.9	16.20	21.0	19.7
1.0	18.00	25.5	24.0
1.1	19.80	30.0	28.2
1.2	21.60	34.5	32.5

	Sensitivity to Gold Price
		NPV@0%	NPV@5%
	$/oz	$ M	$ M
0.8	960	21.0	19.7
0.9	1,080	23.2	21.8
1.0	1,200	25.5	24.0
1.1	1,320	27.7	26.1
1.2	1,440	30.0	28.3

	Sensitivity to Operating Cost
		NPV@0%	NPV@5%
	$/t	$ M	$ M
0.8	68.06	30.9	29.1
0.9	76.56	28.2	26.6
1.0	85.07	25.5	24.0
1.1	93.58	22.7	21.4
1.2	102.08	20.0	18.8

	Sensitivity to Capital Cost
		NPV@0%	NPV@5%
	US$ M	$ M	$ M
0.8	9.79	27.9	26.3
0.9	11.01	26.7	25.1
1.0	12.24	25.5	24.0
1.1	13.46	24.3	22.8
1.2	14.68	23.0	21.6

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 19-43

SCOTT WILSON RPA	www.scottwilson.com

20 INTERPRETATION AND CONCLUSIONS

Scott Wilson RPA concludes that:

  The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

  The chip samples are lower in quality than the drill samples owing to the method used in taking them. Minor improvements to the sampling methodology and data handling protocols would improve the quality of this data significantly.

  The assaying is being conducted in a competent manner, using conventional methods that are commonly used in the industry. The performance of the laboratory is monitored by both internal and external QA/QC samples.

  The database is reasonably free of errors, and appropriate for use in estimation of Mineral Resources and Mineral Reserves. Appropriate safeguards are in place to ensure that the database is secure.

  Measured and Indicated Mineral Resources are estimated to contain 399,000 tonnes grading 2.12 g/t Au and 287 g/t Ag plus Inferred Mineral Resources estimated to contain 212,000 tonnes grading 4.93 g/t Au and 106 g/t Ag. The Mineral Resources are inclusive of the Mineral Reserves.

  Total Measured and Indicated Mineral Resources increased modestly over the previous year. Inferred Mineral Resources increased substantially. The reasons for the changes to the Mineral Resources were discovery of new resources through diamond drilling and development and addition of three new zones to the inventory. These increases were partially offset by depletion of Mineral Resources through mining.

  There is potential for further additions to the Mineral Resources through exploration.

  Based upon the assumed extraction and dilution of the Measured and Indicated Mineral Resources, the Proven and Probable Mineral Reserves, as of October 31, 2010, at the GMC are located within three main deposits, Cata Clavo, Los Pozos, and Santa Margarita and are estimated to contain 320,000 tonnes grading 2.19 g/t Au and 282 g/t Ag. These Mineral Reserves are the first reserves reported for the GMC.

  Mining operations are underway on the Cata Clavo, Santa Margarita, and Los Pozos deposits using mechanized equipment in the stopes and rail haulage to move ore to the Cata shaft for hoisting to surface. The equipment and mining methods are considered to be appropriate for the deposits.

  The Cata plant is a flotation plant which has a nominal capacity of 1,200 tpd. The plant operates three to four days per week, with an average rate of approximately 400 tpd. Metallurgical recovery has been 88% for silver and 88% for gold. Flotation concentrates are shipped to ports or to smelters in Mexico.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 20-1

SCOTT WILSON RPA	www.scottwilson.com

  Process improvements are being implemented including the replacement of flotation cells and an overhaul of the concentrate thickener.

  The LOM plan for the operation extends for approximately two years at the current production rate. The LOM plan includes capital expenditures of $12.2 million and operating costs of $85.07 per tonne.

  The capital expenditures include provisions for exploration and expansion of the mine based upon the exploration success. The exploration success has not been incorporated into the LOM plan.

  The base case estimated pre-tax project cash flow is $25.5 million and the pre tax 5% NPV is $ 24 million.

  The project cash flow is most sensitive to silver price followed by gold price and operating costs, and the project cash flow is least sensitive to changes in capital expenditures.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 20-2

SCOTT WILSON RPA	www.scottwilson.com

21 RECOMMENDATIONS

Scott Wilson RPA recommends that:

  GPR continue mining operations at the GMC.

  COG grades be reviewed regularly to account for current metal prices, costs, and the capacity to mine, haul, and process additional incremental tonnage.

  Underground chip sampling and data-handling protocols be improved to eliminate non-representative samples from the database.

  GPR continue to carry out the reconciliation of stope production from mineral reserves to mill production.

  The mine staff undertake mine planning to maximize the extraction of the wider, higher grade areas of the Cata Clavo deposit.

  GPR continue exploration activities in current and other prospective areas to extend the mine life.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 21-1

SCOTT WILSON RPA	www.scottwilson.com

22 REFERENCES

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico For Great Panther Resources Ltd., October 14, 2005, internal report to Great Panther Resources Ltd., 50 pp.

Contrato de Servicios de Mantenimiento y Reparación de Equipos entre Minera Villa Seca S.A. de CV y Abasto de Mantenimiento, S.A. de CV, May 7, 2010.

ADENDUM al Contrato de obra minera entre Minera Villa Seca S.A. de C. V. y Víctor Ramírez Palafax, August 6, 2009.

ADENDUM al Contrato de obra minera entre Minera Villa seca S.a. De C.V. Y COMINVI SA de C. V., July 1, 2009.

Contralo de obra minera entre Minera Villa Seca S.A. de CV. y GRUPO MINERO COVICO, S.A. DE CV., April 7, 2010.

Contrato de obra minera entre Minera Villa Seca S.A. de CV. y Desarrollos y Obras Mineras de Occidente. S.A.de CV., April 7, 2010.

ADENDUM al Contrato de obra minera entre Minera Villa seca S.a. De C.V. Y Donaciano Salazar Contreras, August 6, 2009.

ADENDUM al Contrato de obra minera entre Minera Villa Seca S.A. de C.V. y Grupo Empresarial Minero S.A. de C.V., February 1, 2010.

Contrato de Obra Minera entre Minera Villa seca S.A. De C.V. Y Mantenimientos y Servicios Mineros, S.A. de cv., March 9, 2009.

ADENDUM al Contrato de obra minera entre Minera Villa Seca S.A. De C.V. Y Mantenimientos y Servicios Mineros S .A. de C. V., February 1, 2010.

Contrato de Prestación de Servicios entre Minera Villa seca S.a. De C.V. Y Enrique Morales Granados, February 1, 2007.

ADENDUM al Contrato de prestación de servicios entre Minera Villa Seca S.A. de C.V. y Enrique Morales Granados, October 7, 2010.

Drilling Contract - Energold, September 1, 2009.

Drilling Contract – Landrill, January 18, 2010.

Drilling Contract – HD Drilling, January 25, 2010.

Geotechnica Y Control de Calidad, Raul Vicente Orozco Santoyo, June 26, 2008, letter report on GMC tailings facility inspection.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 22-1

SCOTT WILSON RPA	www.scottwilson.com

Great Panther Silver Limited Annual Reports for 2006 to 2009, inclusive.

GPR Corporate Presentation November 2010 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ November 17, 2010.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com November 22, 2010.

Guanajuato Site Monthly reports and cost reports.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, 1999, Geological Society of America Special Paper 334, 19 pp.

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico (March 15, 2010), prepared for Endeavour Silver Corp., 175 pp.

Onsite Laboratory Contract, November 27, 2009.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources (October 14, 2009).

Wardrop Engineering., 2009b, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 22-2

SCOTT WILSON RPA	www.scottwilson.com

23 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Guanajuato Mine Complex, Guanajuato, Mexico” and dated January 31, 2011, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Vancouver, BC
January 31, 2011	R. Dennis Bergen, P.Eng.]
Principal Geologist

(Signed & Sealed)

Dated at Vancouver, BC
January 31, 2011	David W. Rennie, P.Eng.]
Principal Geologist

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 23-1

SCOTT WILSON RPA	www.scottwilson.com

24 CERTIFICATE OF QUALIFIED PERSON

R. DENNIS BERGEN

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled “Technical Report on the Guanajuato Mine Complex, Guanajuato, Mexico” prepared for Great Panther Silver Limited and dated January 31, 2011, do hereby certify that:

1.	I am an Associate Engineer engaged by Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of the University of British Columbia, Vancouver, B.C., Canada, in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada, in 1972 with a Diploma in Mining Technology.

3.

I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660). I have worked as an engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.

Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including:

Engineering and operating superintendent at the Con gold mine, a deep underground gold mine, Yellowknife, NWT, Canada
Contribute to the Independent Report on the Reopening of the Cantung Mine at Tungsten, NWT, Canada
General Manager in Charge of the Reopening of the Cantung Mine, NWT, Canada
Detailed diligence review of the ERG Tailings Recovery Project, Ontario, Canada
VP Operations in charge of the restart of the Golden Bear Mine, BC, Canada
Mining engineer in underground gold and base metal mines.
Consulting engineer working on project acquisition and project design.
Mine Manager at three different mines with open pit and underground operations

Vice President of Operations responsible for an operating gold mine, development of a feasibility study for a project in Costa Rica and project review and evaluation related to project acquisition for numerous projects around the world including the successful acquisition of mines in Mexico and Australia and an interest in a mine in Argentina.

4.

I have read the definition of "qualified person" set out in National Instrument 43- 101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 24-1

SCOTT WILSON RPA	www.scottwilson.com

5.	I visited the Guanajuato Mine Complex on September 20-22, 2010.

6.	I am responsible for the preparation of Sections 16, 18, and 19 and contributed to Sections 1, 17, 20, 21, and 22 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI 43- 101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of January, 2011.

(Signed & Sealed)

Raymond Dennis Bergen, P.Eng.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 24-2

SCOTT WILSON RPA	www.scottwilson.com

DAVID W. RENNIE

I, David W. Rennie, P.Eng., as an author of this report entitled “Technical Report on the Guanajuato Mine Complex, Guanajuato, Mexico” prepared for Great Panther Silver Limited and dated January 31, 2011, do hereby certify that:

1.	I am a Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of 1130 West Pender Street, Suite 388, Vancouver, British Columbia V6E 4A4 Canada.

2.	I am a graduate of University of British Columbia, Vancouver, BC, Canada, in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3.

I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 13572). I have worked as a Geological Engineer for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:

Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.
Pre-Feasibility and Feasibility Study work on several projects.
Worked as a Geological Engineer at several mines and exploration projects in a number of countries.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Guanajuato Mine Complex on September 20-22, 2010.

6.	I am responsible for overall preparation of Item Nos. 2 -15, inclusive and parts of Item Nos. 1, 17, 20, and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 31st day of January, 2011.

(Signed & Sealed)

David W. Rennie, P.Eng.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 24-3

SCOTT WILSON RPA	www.scottwilson.com

25 APPENDIX 1

SAMPLE STATISTICS

Histograms and probability plots for gold and silver in Cata, Los Pozos and Santa Margarita. Data shown are complete with no segregation of sample types.

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 25-1

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 25-1 CATA SAMPLE STATISTICS - AG

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 25-2

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 25-2 CATA SAMPLE STATISTICS - AU

Cata Madre - Au Samps
Number of Data 111
mean .7181
std. dev. 1.1790
coef. of var 1.6406
maximum 9.2800
upper quartile .6575
median .2600
lower quartile .0725
minimum .0000
Frequency
AU_G/T

Cata Madre - Au Samps
Cumulative Probability
AU_G/T

Cata Alto1 - Au Samps
Number of Data 100
mean 1.2806
std. dev. 3.5813
coef. of var 2.7969
maximum 31.8000
upper quartile .7700
median .2060
lower quartile .0200
minimum .0000
Frequency
AU_G/T

Cata Alto1 - Au Samps
Cumulative Probability
AU_G/T

Cata Alto1a - Au Samps
Number of Data 61
mean 6.5875
std. dev. 15.7404
coef. of var 2.3894
maximum 73.5000
upper quartile 2.0925
median .3000
lower quartile .0675
minimum .0000
Frequency
AU_G/T

Cata Alto1a - Au Samps
Cumulative Probability
AU_G/T

Cata Alto2 - Au Samps
Number of Data 34
mean 3.0715
std. dev. 4.9209
coef. of var 1.6021
maximum 18.5000
upper quartile 3.0600
median .6000
lower quartile .0600
minimum .0000
Frequency
AU_G/T

Cata Alto2 - Au Samps
Cumulative Probability
AU_G/T

Cata - Au Samps
Number of Data 314
mean 2.3070
std. dev. 7.7804
coef. of var 3.3725
maximum 73.5000
upper quartile 1.1500
median .2650
lower quartile .0500
minimum .0000
Frequency
AU_G/T

Cata - Au Samps
Cumulative Probability
AU_G/T

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 25-3

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 25-3 LOS POZO SAMPLE STATISTICS - AG AND AU

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 25-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 25-4 SANTA MARGARITA SAMPLE STATISTICS - AG AND AU

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 25-5

SCOTT WILSON RPA	www.scottwilson.com

26 APPENDIX 2

EXAMPLE BLOCK MODEL CROSS SECTIONS

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 26-1

SCOTT WILSON RPA www.scottwilson.com

100 E
150 E
200 E
250 E
300 E
1800 el
1750 el
1700 el
1650 el
1600 el
1550 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 26-1

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section 94CA
Cata Zone

26-2

SCOTT WILSON RPA www.scottwilson.com

100 E
150 E
200 E
250 E
300 E
1800 el
1750 el
1700 el
1650 el
1600 el
1550 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
Figure 26-2
Great Panther Silver Limited
Guanajuato Mine
Guanajuato State, Mexico
Vertical Section 72CA
Cata Zone
January 2011

26-3

SCOTT WILSON RPA www.scottwilson.com

100 E
150 E
200 E
250 E
300 E
1800 el
1750 el
1700 el
1650 el
1600 el
1550 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres

Figure 26-3

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section 50 CA
Cata Zone

January 2011

26-4

SCOTT WILSON RPA www.scottwilson.com

50 E
100 E
150 E
200 E
250 E
1900 el
1850 el
1800 el
1750 el
1700 el
1650 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
UGC10-033
0 10 20 30 40 50
Metres

Figure 26-4

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section Row 38
Los Pozos Zone

January 2011

26-5

SCOTT WILSON RPA www.scottwilson.com

50 E
100 E
150 E
200 E
250 E
1900 el
1850 el
1800 el
1750 el
1700 el
1650 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 26-5

Great Panther Silver Limited

Guanajuato Mine
Guanajuato State, Mexico

Vertical Section Row 56
Los Pozos Zone

26-6

SCOTT WILSON RPA www.scottwilson.com

50 E
100 E
150 E
200 E
250 E
1900 el
1850 el
1800 el
1750 el
1700 el
1650 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres

Figure 26-6

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section Row 74
Los Pozos Zone

January 2011

26-5

SCOTT WILSON RPA www.scottwilson.com

100 E
150 E
200 E
250 E
1750 el
1700 el
1650 el
1600 el
1550 el
1500 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 26-7

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section Row 11
Santa Margarita Zone

26-8

SCOTT WILSON RPA www.scottwilson.com

100 E
150 E
200 E
250 E
1750 el
1700 el
1650 el
1600 el
1550 el
1500 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 26-8

Great Panther Silver Limited

Guanajuato Mine
Guanajuato State, Mexico

Vertical Section Row 31
Santa Margarita Zone

26-9

SCOTT WILSON RPA www.scottwilson.com

100 E
150 E
200 E
250 E
1750 el
1750 el
1700 el
1650 el
1600 el
1550 el
1500 el
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres

Figure 26-9

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Vertical Section Row 49
Santa Margarita Zone

January 2011

26-10

SCOTT WILSON RPA	www.scottwilson.com

27 APPENDIX 3

EXAMPLE BLOCK MODEL LEVEL PLANS

Great Panther Silver Limited – Guanajuato Mine Complex
Technical Report NI 43-101 – January 31, 2011	Page 27-1

SCOTT WILSON RPA

850 E
900 E
950 E
1000 E
1050 E
-2750 N
-2800 N
-2850 N
-2900 N
N
UG08-058
UG08-077
EUG07-004
UG08-043
UG09-076
EUG07-001
EUG08-014
EUG08-032
EUG08-023
EUG08-013
EUG07-002
UG09-075
UG09-073
EUG08-012
EUG08-025
EUG08-016
EUG08-022
EUG08-020
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 27-1

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Plan View 1645 Level
Cata Zone

www.scottwilson.com

27-2

850 E
900 E
950 E
1000 E
1050 E
-2750 N
-2800 N
-2850 N
-2900 N
N
EUG07-007
UGC10-014
UGC09-005
EUG07-001
EUG08-014
EUG08-023
UGC10-015
EUG08-032
UGC09-006
UGC09-001
UGC10-040
EUG07-002
UGC10-012
EUG08-033
UGC09-009
EUG08-025
UGC09-011
UGC09-010
EUG08-022
UGC10-036
UGC10-038
EUG08-026
EUG08-016
EUG08-021
EUG08-020
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011

Figure 27-2

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Plan View 1600 Level
Cata Zone

SCOTT WILSON RPA
www.scottwilson.com

27-3

1250 E
1300 E
1350 E
1400 E
1450 E
1500 E
-2800 N
-2850 N
-2900 N
-2950 N
-3000 N
N
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
0 10 20 30 40 50
Metres
January 2011
SCOTT WILSON RPA
www.scottwilson.com

Figure 27-3

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Plan View 1785 Level
Los Pozos Zone

27-4

Figure 27-4
Great Panther Silver Limited
Guanajuato Mine
Guanajuato State, Mexico
Plan View 1745 Level
Los Pozos Zone
SCOTT WILSON RPA
www.scottwilson.com
January 2011
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
N
0 10 20 30 40 50
Metres
1250 E
1300 E
1350 E
1400 E
1450 E
1500 E
-2800 N
-2850 N
-2900 N
-2950 N
-3000 N

27-5

SCOTT WILSON RPA

1300 E
1350 E
1400 E
1450 E
1500 E
1550 E
-3300 N
-3350 N
-3400 N
-3450 N
N
0 10 20 30 40 50
Metres
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
January 2011

Figure 27-5

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Plan View 1680 Level
Santa Margarita Zone

www.scottwilson.com

27-6

SCOTT WILSON RPA
www.scottwilson.com
1300 E
1350 E
1400 E
1450 E
1500 E
1550 E
-3300 N
-3350 N
-3400 N
-3450 N
AG_PPM: Ag Eq (g/t)
0 10
10 30
20 136
136 185
185 250
250 500
500 1000
1000 2500
2500 5000
5000 1000000
N
0 10 20 30 40 50
Metres
January 2011

Figure 27-6

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Plan View 1640 Level
Santa Margarita Zone

27-7